FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of August 2009

ABBEY NATIONAL PLC
(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

This Report on Form 6-K with respect to our Interim Financial Statements and Notes thereon for the six-month period ended June 30, 2009 is hereby incorporated by reference into the following registration statements: file numbers 333-10232, 333-11320 and 333-160492-01.

2009 Half Yearly Financial Report

Abbey National plc

PART OF THE SANTANDER GROUP

Interim Management Report for the six months ended 30 June 2009

Abbey National plc (the ‘Company’ and its subsidiaries, together ‘the Group’ or ‘Abbey’) sets out below its Interim Management Report for the six months ended 30 June 2009.

On 9 January 2009, in order to optimise the capital, liquidity funding and overall financial efficiency of the enlarged Santander group, Banco Santander, S.A. transferred all of its Alliance & Leicester plc (‘A&L’) shares to Abbey in exchange for Abbey National plc newly issued ordinary shares. Accordingly, Abbey is now the immediate parent company of A&L.  As described in Note 24 ‘Other recent developments’, in the absence of authoritative guidance under International Financial Reporting Standards (‘IFRS’) for accounting for transactions between entities under common control, the transfer has been accounted for in a manner consistent with group reconstruction relief under UK Generally Accepted Accounting Practice (‘UK GAAP’).  As a result, the transfer of A&L has been accounted for by Abbey with effect from 10 October 2008, the date on which Banco Santander, S.A. acquired A&L. The consolidated balance sheet and related notes of the Group at 31 December 2008 have been updated to reflect this treatment, as described in Note 24.

Summarised consolidated statutory income statement (unaudited)

	Six months ended 30 June 2009 £m	Six months ended 30 June 2008 £m
Net interest income	1,687	834
Non-interest income	605	635
Total operating income	2,292	1,469
Administrative expenses	(914)	(629)
Depreciation and amortisation	(128)	(108)
Total operating expenses excluding provisions and charges	(1,042)	(737)
Impairment losses on loans and advances	(405)	(161)
Total operating provisions and charges	(405)	(161)
Profit before tax	845	571
Taxation expense	(202)	(144)
Profit after tax	643	427

Profit before tax of £845m increased from £571m in the first half of 2008. Material movements by line include:

>
Net interest income of £1,687m compared to £834m in the first half of 2008 increased by £853m. Of the total increase, £444m and £69m represented the inclusion of the net interest income in the first half of 2009 of A&L and the Bradford & Bingley (‘B&B’) savings business, respectively. The remaining increase of £340m (representing a 41% increase from the first half of 2008) was largely due to higher asset spreads, effective management of customer deposit margins (total commercial customer deposits including the A&L and B&B brands increased by 34%), a balanced mix of products and proactive hedging strategies in Retail Banking. Corporate Banking benefited from higher asset margins as well as robust growth of both assets and liabilities. Private Banking results were also ahead of the first half of last year as customer deposits continue to grow strongly, in particular through the Cater Allen business. These trends were partially offset by lower earnings on liquid assets in Group Infrastructure.

>
Non-interest income of £605m compared to £635m in the first half of 2008 decreased by £30m. The inclusion of A&L in the first half of 2009 increased non-interest income by £244m.  The remaining non-interest income decreased by £274m (representing a 43% decline from 2008), reflecting significant mark-to-market and hedging volatility losses resulting from the reversal of gains that were reported in the second half of 2008. In Retail Banking, non-interest income was impacted by lower fees from current accounts, a reduction in the volume of mortgage redemptions and lower unsecured lending volumes. In Corporate Banking income was also lower following the sale of Porterbrook in the second half of 2008. These trends were in part offset by a strong first half performance in Global Banking & Markets, in particular the short-term markets business.

>
Administrative expenses of £914m compared to £629m in the first half of 2008 increased by £285m, principally due to the inclusion of A&L and B&B, which accounted for £248m and £52m respectively, in the first half of 2009. The remaining administrative expenses decreased largely due to a decline in employment expenses of £20m due to headcount reductions.

>
Depreciation and amortisation costs of £128m compared to £108m in the first half of 2008 increased by £20m.  The total increase reflected the inclusion of £59m of A&L’s depreciation and amortisation costs in the first half of 2009.  The remaining depreciation and amortisation costs decreased by £39m, reflecting a significant reduction in operating lease depreciation following the sale of Porterbrook in the second half of 2008.

>
Impairment losses on loans and advances of £405m compared to £161m in the first half of 2008 increased by £244m.  Of the total increase, £86m represented the inclusion of A&L’s impairment losses in the first half of 2009. The remaining increase of £158m reflected market conditions as well as the non-recurrence in 2009 of Corporate Banking provision releases in 2008 relating to run down businesses. In Retail Banking, impairment losses were impacted by the deterioration in the residential mortgage and unsecured personal loans portfolios as expected, due to current market conditions.  Arrears in these portfolios are in line with expectations and are significantly better than UK peers.

Adjustments between the statutory basis and the trading basis

Abbey’s board reviews discrete financial information for each of its segments that includes measures of operating results and assets. The segments are managed primarily on the basis of their results, which are measured on a “trading” basis. The trading basis differs from the statutory basis as a result of the application of various adjustments, as described in Note 1.  Importantly, the trading basis segmental results detailed below include the pre-acquisition trading results of A&L for the same period in 2008 to allow for more meaningful comparison.  For a detailed analysis of these items, please refer to the “Other Material Items” section.

Profit before tax by segment

	Six months ended 30 June 2009 £m	Six months ended 30 June 2008 £m
Retail Banking	774	669
Global Banking & Markets	217	106
Corporate Banking	114	77
Private Banking	51	35
Group Infrastructure	(186)	(125)
Trading profit before tax	970	762
Adjust for:
- A&L pre-acquisition trading basis results	-	(130)
- Reorganisation and other costs	(29)	(60)
- Hedging and other variances	(151)	(1)
- Treasury asset portfolio	55	-
Statutory profit before tax	845	571

>
Trading profit before tax of £970m increased by £208m on the first half of the previous year (2008: £762m) driven by strong income growth across all businesses, which exceeded the increase in impairment losses, as well as continued cost control.  Trading income in the first half was up £449m, 24% higher than the first half of 2008 driven by a robust performance across Retail, Corporate and Private Banking, together with a particularly successful performance in Global Banking & Markets.  In absolute terms the increase in trading income was twice as large as the increase in trading provisions. Trading expenses showed a small increase, due to the inclusion of £52m of B&B-related costs following its acquisition in September 2008, partially offset by a reduction in other trading expenses reflecting continued control of the cost base. Abbey remains fully on track to deliver targeted cost synergies and headcount reductions.

>
Retail Banking trading profit before tax increased by £105m to £774m (2008: £669m) driven by a robust increase in trading income, partly offset by higher trading expenses and impairment losses. Trading income benefited from a significant improvement in mortgage margins both in terms of new lending and retention, as well as increased retention levels on standard variable rate and other longer term products together with proactive hedging strategies. In addition, the Retail business delivered strong growth in customer deposits, together with effective management of deposit margins and significant increases in bank account openings and investment product sales. These positive income trends were partly offset by lower fee income from current accounts, a reduction in the volume of mortgage redemptions and lower unsecured lending volumes.  Trading expenses increased mainly due to the inclusion of B&B-related expenses, while the increase in impairment losses was largely attributable to the residential mortgage and unsecured personal loans portfolios, albeit with arrears tracking to expectations and significantly better than UK peers.

>
Global Banking & Markets trading profit before tax increased by £111m to £217m (2008: £106m) due predominantly to a very strong income performance. During the first half of 2009, Global Banking & Markets was able to take advantage of wider spreads, particularly in the short term markets business. In addition, Global Banking & Markets benefited from integrated sales efforts across the Santander group.

>
Corporate Banking trading profit before tax increased by £37m to £114m (2008: £77m). This movement was due to strong income performance and lower operating expenses, which was partly offset by increased provisions reflecting the ongoing economic uncertainty. Trading income growth benefited from higher asset margins as well as robust growth on both sides of the balance sheet – assets grew by 3% and deposits by more than double. Operating expenses reduced year on year benefiting from cost synergies across the Abbey and A&L businesses.

>
Private Banking trading profit before tax increased by £16m to £51m (2008: £35m) reflecting higher trading income partly offset by a slightly higher cost base. Trading income increased due to higher levels of customer deposits in Cater Allen and the contribution of the acquired B&B business in the Isle of Man together with improved fee income in Abbey International and Abbey Sharedealing.

>	Group Infrastructure trading loss before tax increased by £61m to £186m (2008: £125m). Group infrastructure was largely impacted by lower earnings on liquid assets.

Business flows

Business flows are set out below.  These flows are used by management to assess the sales performance of Abbey, both absolutely and relative to its peers, and to inform management of product trends in the market.

	2009	2008(2)
Mortgages:
Gross mortgage lending	£10.8bn	£22.0bn
Capital repayments	£8.8bn	£15.8bn
Net mortgage lending	£2.0bn	£6.1bn
Mortgage stock	£161.2bn	£159.2bn
Market share – gross mortgage lending(1)	16.3%	14.7%
Market share – capital repayments(1)	13.6%	13.3%
Market share – mortgage stock(1)	13.2%	13.0%
Customer funds and bank accounts:
Commercial net deposit flows	£4.7bn	£4.6bn
Investment sales – API	£1.8bn	£1.3bn
Commercial liability stock	£133.7bn	£99.9bn
Bank account openings:
Adult bank account openings (000’s)	408	334
Bank account openings (000)’s	515	416
Other:
Credit card sales (000’s)	183	268
Gross unsecured personal lending	£0.9bn	£1.4bn
(1)	Market shares are estimated internally, based on information from the Bank of England and The Council of Mortgage Lenders (“CML”).
(2)	2009 data includes B&B. 2008 data includes A&L to allow for more meaningful comparison.

Main highlights for the six months to 30 June 2009 (compared to the same period in 2008 unless otherwise stated) include:

>
Gross mortgage lending of £10.8bn, with an estimated market share of 16.3%, which was ahead of the same period last year and ahead of stock share, with continued focus on the quality of new lending based on affordability and lower loan to value (‘LTV’) segments. The average LTV on new business completions in Q2 09 remained flat at 59% (Q1 ’09: 59%, Q4 ‘08: 60%).

>
Capital repayments of £8.8bn, with an estimated market share of 13.6%, were almost half the level of repayments seen in H1 ‘08. This performance was achieved against a market backdrop of heightened competition in low LTV segments, demonstrating effective retention strategies in key segments.

>	Net mortgage lending of £2.0bn exceeded total estimated market net lending as the Group continues to be a consistent lender in difficult times.
>
Net deposit flows of £4.7bn were underpinned by improved performance from the Corporate and Private Banking businesses. In Retail the performance was marginally positive, representing a strong performance in increasingly difficult market conditions, benefiting from the alignment product marketing and pricing strategies across brands. The Group continued to deliver a strong performance for the “Super” range across the brands, as well as delivering focused activities and propositions for bond and bonus period retention. This allowed the expected outflows of negative margin B&B balances to be more than offset.

>
Investment sales of £1.8bn were up 34% compared to the same period last year and continued the growth trend seen throughout 2008. This strong performance has primarily been driven by increased Bancassurance advisor coverage across the branch network contributing to the acquisition and management of investment net flows and stock.

>
Current account openings increased by over 37% in Abbey, and including A&L openings were up 24%, maintaining the trend of previous quarters and ensuring the Group is on track to achieve 1 million openings by year end. The current account is viewed as a key relationship product in the UK and is therefore an area of focus throughout the branch network.

>	Credit card sales are lower than H1 ‘08, following less emphasis on this product category from Q3 ’08.
>
Total gross unsecured personal lending (‘UPL’) decreased by 40%, following the same trend as last year as lending continues to focus on existing customers, which make up 95% of new Abbey lending. A&L has followed the same reduction strategy and overall UPL stock is down over 20%.

>
Commercial (Retail and Corporate) loans of £184.3bn grew by 1% compared to strong commercial deposit growth of 15% (34% including B&B) allowing the Group to improve its commercial funding ratio to 76%.

>
In total, net commercial lending (Retail and Corporate) in the first half was £1.0bn driven by a robust performance in mortgage net lending. The Group’s funding position improved, with net commercial deposit inflows of £4.7bn. This was underpinned by the Group being able to capitalise on market conditions with customers seeking broader banking relationships.

Other Material Items - Adjustments between the statutory basis and the trading basis

Abbey’s board reviews discrete financial information for each of its segments that includes measures of operating results and assets, which are measured on a “trading” basis. The trading basis differs from the statutory basis as a result of the application of various adjustments, as presented below.  Management considers that the trading basis provides the most appropriate way of reviewing the performance of the business.
The major movements in trading adjustments during the period consist of:

A&L pre-acquisition trading basis results
Six months ended 30 June 2009 £m	Six months ended 30 June 2008 £m
-	130

The pre-acquisition trading basis results of A&L for the six months ended 30 June 2008 are included in the results discussed in the section ‘Profit before tax by segment’. The pre-acquisition non-trading adjustments of A&L for the six months ended 30 June 2008 of £(128)m have not been included. This adjustment applies only to 2008 as the results of A&L are fully consolidated in the 2009 statutory results.

Reorganisation and other costs
	Six months ended 30 June 2009 £m	Six months ended 30 June 2008 £m
Cost reduction programme	(22)	(8)
Credit provisions	-	(42)
Misselling remediation administration costs	(7)	(10)
	(29)	(60)

Cost reduction programme related expenses have increased to £22m (2008: £8m) due to the inclusion of costs in connection with the reduction of the combined Abbey and A&L workforce.
Non-trading credit provisions of nil compared to £42m in the previous period.  As set out in the 2008 Annual Report, and Accounts this represents the element of the provision charge calculated in accordance with IFRS that represents the adjustment to the charge that would be required based on conditions that persist at the balance sheet date, and the charge in order to reflect the change in conditions when the loss is expected to crystallise.  No such difference existed at 30 June 2009.
Misselling remediation administration costs decreased to £7m (2008: £10m) reflecting a reduction in complaints handling charges.

Hedging and other variances
Six months ended 30 June 2009 £m	Six months ended 30 June 2008 £m
(151)	(1)

The Balance Sheet and Income Statement are subject to mark-to-market volatility including that arising from the accounting for elements of derivatives deemed under IFRS rules to be ineffective as hedges. Volatility also arises on certain assets previously managed on a fair value basis, and hence classified as fair value through profit or loss under IFRS, that are now managed on an accruals basis.
Substantial mark-to-market gains arose in the second half of 2008 from movements in interest rates.  These were more than offset by losses due to widening asset spreads.  In the first half of 2009, the mark-to-market gains reversed, but the credit spreads did not change significantly, resulting in the recognition of losses.

Treasury asset portfolio
Six months ended 30 June 2009 £m	Six months ended 30 June 2008 £m
55	-

Prior to its acquisition by Banco Santander, S.A. and its subsequent transfer to the Group, Alliance & Leicester plc incurred significant losses on its treasury asset portfolio.  This portfolio is managed separately as a run-down portfolio.
The profit in the period represents foreign exchange gains on provision balances and income on the portfolio, partly offset by additional provisions and losses on disposal.

Principal Risks and Uncertainties

Our 2008 Annual Report and Accounts outlines our assessment of the principal risks and uncertainties facing the Group, together with the processes that are in place to monitor and mitigate those risks where possible. Financial risks are described in the Risk Management Report for each segment of the business by type of risk on pages 36 to 56, and material risk factors are described in the Risk Factors section on page 141 of the 2008 Annual Report and Accounts.

Financial risks are:
>	Operational risk
>	Market risk
>	Credit risk
>	Trading risk
>	Liquidity risk, and
>	Pension obligation risk

Material risk factors are:
>	Abbey’s risk management measures may not be successful
>	Risks concerning borrower credit quality and general economic conditions are inherent in Abbey’s business
>	The soundness of other financial institutions could materially and adversely affect Abbey’s business
>	Risks associated with liquidity and funding are inherent in Abbey’s business
>	Any reduction in Abbey’s credit rating could increase its cost of funding and adversely affect its interest margins
>	Market risks associated with fluctuations in interest rates, bond and equity prices and other market factors are inherent in Abbey’s business
>	Risks associated with strategic decisions regarding organic growth, the competitive environment and potential acquisition and disposals
>	Abbey may incur unanticipated losses related to its recent business combinations
>	Abbey may fail to realise the anticipated benefits of its recent business combinations
>	Abbey’s business is concentrated in the UK and on the offering of mortgage related products and services
>	Abbey's business is conducted in a highly competitive environment
>	Operational risks are inherent in Abbey’s business
>	Reputational risk could cause harm to Abbey and its business prospects
>	Abbey’s businesses are subject to substantial legislation, regulatory and governmental oversight
>	The Banking Act 2009 may adversely affect the Group’s business
>	Risks concerning enforcement of judgments made in the United States

Looking forward to the second half of the current financial year, we believe that the risks and uncertainties identified in the 2008 Annual Report and Accounts are still applicable.

Related Party Transactions

For a full description of related party activity at 31 December 2008, please refer to Note 44 of the Group’s 2008 Annual Report and Accounts. Significant changes to these arrangements during the first half of the year are described in Note 20 of the Group’s 2009 condensed consolidated interim financial statements.

Future outlook

The market environment is set to remain challenging during the remainder of 2009.  The Group expects to continue to deliver robust results throughout 2009 and to benefit from synergies from the recent A&L and B&B savings business transactions. The Group remains on plan to deliver the targeted £180m of cost savings by 2011.  In addition, the rebranding of the combined businesses as Santander during 2010 will deliver significant advantages to customers, including access to a network of over 1,300 branches.

Forward-Looking Statements

Abbey and Banco Santander, S.A. both caution that this press release may contain forward-looking statements.  Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, contain a safe harbour for forward-looking statements on which we rely in making such statements in documents filed with the U.S. Securities and Exchange Commission.  Such forward-looking statements are found in various places throughout this press release.  Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and both Abbey and Santander caution that these statements are not guarantees of future performance.  We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  Factors that may affect the Abbey’s operations are described under ‘Risk Factors’ in Abbey’s Annual Report and Accounts on Form 20-F for 2008.  A more detailed cautionary statement is also given on page 4 of Abbey’s Annual Report and Accounts on Form 20-F for 2008. When relying on forward-looking statements to make decisions with respect to Abbey or Santander, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year.

General information

This announcement is not a form of statutory accounts.  The information for the year ended 31 December 2008 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006.  A copy of the statutory accounts for that year has been delivered to the Registrar of Companies.  The auditor’s report on those accounts was not qualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

This report is also available on the Abbey corporate website (www.aboutabbey.com).

Condensed Consolidated Income Statement (Unaudited)

For the six months ended 30 June 2009 and 2008

	Notes	Six months ended 30 June 2009 £m	Six months ended 30 June 2008 £m
Interest and similar income		3,839	3,705
Interest expense and similar charges		(2,152)	(2,871)
Net interest income	1	1,687	834
Fee and commission income		469	375
Fee and commission expense		(65)	(48)
Net fee and commission income		404	327
Net trading and other income	2	201	308
Total operating income		2,292	1,469
Administration expenses		(914)	(629)
Depreciation and amortisation		(128)	(108)
Total operating expenses excluding provisions and charges		(1,042)	(737)
Impairment losses on loans and advances to customers		(405)	(161)
Total operating provisions and charges		(405)	(161)
Profit before tax		845	571
Taxation expense	3	(202)	(144)
Profit for the period		643	427

Attributable to:
Equity holders of the parent		599	418
Non-controlling interest		44	9

All results arise from continuing operations.

Notes 1 to 24 are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Balance Sheet (Unaudited)

As at 30 June 2009 and 31 December 2008

	Notes	30 June 2009 £m	31 December 2008(1) £m
Assets
Cash and balances at central banks		4,622	4,017
Trading assets	5	27,443	25,486
Derivative financial instruments	6	25,348	35,125
Financial assets designated at fair value	7	12,377	11,377
Loans and advances to banks		9,651	16,076
Loans and advances to customers	8	182,450	180,425
Available for sale securities		783	2,663
Loans and receivables securities		11,022	14,107
Macro hedge of interest rate risk		1,373	2,188
Investments in associated undertakings		70	35
Intangible assets		1,193	1,079
Property, plant and equipment	10	909	854
Operating lease assets	11	333	348
Current tax assets		320	212
Deferred tax assets		1,265	1,165
Other assets		1,662	2,100
Total assets		280,821	297,257
Liabilities
Deposits by banks		6,312	14,488
Deposits by customers		133,801	130,245
Derivative financial instruments		23,218	27,810
Trading liabilities	12	50,567	40,738
Financial liabilities designated at fair value	13	2,747	5,673
Debt securities in issue		45,696	58,511
Other borrowed funds	14	1,361	2,076
Subordinated liabilities	15	5,585	6,787
Other liabilities		2,175	2,342
Provisions		81	141
Current tax liabilities		579	518
Deferred tax liabilities		413	418
Retirement benefit obligations	16	1,339	813
Total liabilities		273,874	290,560
Equity
Share capital	18	2,709	2,412
Share premium account		1,857	1,857
Retained earnings		1,670	1,670
Other reserves		3	47
		6,239	5,986
Non-controlling interest		708	711
Total shareholders equity		6,947	6,697
Total liabilities and equity		280,821	297,257
(1) Updated for the transfer of Alliance & Leicester plc to Abbey National plc as described in Note 24

Condensed Consolidated Statement of Comprehensive Income (Unaudited)

For the six months ended 30 June 2009 and 2008

	Notes	Six months ended 30 June 2009 £m	Six months ended 30 June 2008 £m
Profit for the period		643	427
Other comprehensive income:
Actuarial losses on retirement benefit obligations	16	(802)	(71)
Gains on available-for-sale securities		3	-
Losses on cash flow hedges taken directly to equity		(45)	-
Exchange differences on translation of foreign operations		(6)	1
Tax on items taken directly to equity		237	20
Net loss recognised directly in equity		(613)	(50)
Gains on available-for-sale securities transferred to profit or loss on sale		(13)	-
Tax on items transferred to profit		4	-
Net transfers to profit		(9)	-
Total other comprehensive expense for the period before tax		(863)	(70)
Tax relating to components of other comprehensive income		241	20
Total comprehensive income for the period		21	377

Attributable to: Equity holders of the parent		(23)	368
Non-controlling interest		44	9

Condensed Consolidated Statement of Changes in Equity (Unaudited)

For the six months ended 30 June 2009 and 2008

				Other reserves
	Notes	Share Capital £m	Share Premium £m	Available for sale reserve £m	Cash flow hedging reserve £m	Foreign currency translation reserve £m	Retained earnings £m	Total £m	Non-controlling Interest £m	Total £m
1 January 2008		148	1,857	19	-	(7)	1,327	3,344	98	3,442
Total comprehensive income (gross)		-	-	-	-	1	347	348	9	357
Tax relating to components of other comprehensive income		-	-	-	-	-	20	20	-	20
30 June 2008		148	1,857	19	-	(6)	1,694	3,712	107	3,819
1 January 2009		2,412	1,857	27	-	20	1,670	5,986	711	6,697
Dividends paid	4	-	-	-	-	-	(21)	(21)	(47)	(68)
Total comprehensive income (gross)		-	-	(10)	(45)	(6)	(203)	(264)	44	(220)
Tax relating to components of other comprehensive income		-	-	3	13	1	224	241	-	241
Reclassification of RCIs	18	297	-	-	-	-	-	297	-	297
30 June 2009		2,709	1,857	20	(32)	15	1,670	6,239	708	6,947

Condensed Consolidated Cash Flow Statement (Unaudited)

For the six months ended 30 June 2009 and 2008

	Notes	Six months ended 30 June 2009 £m	Six months ended 30 June 2008(1) £m
Net cash flow used in operating activities
Profit for the period		643	427
Adjustments for:
Non cash items included in net profit		(1,148)	350
Change in operating assets		9,729	(685)
Change in operating liabilities		(5,047)	(9,250)
Income taxes received/(paid)		(51)	(3)
Effects of exchange rate differences		(4,877)	941
Net cash flow used in operating activities	19	(751)	(8,220)
Net cash flows (used in)/from investing activities
Dividends received from associates		-	2
Investment in associates		(35)	(8)
Purchase of tangible and intangible fixed assets		(225)	(102)
Proceeds from sale of tangible and intangible fixed assets		21	7
Purchase of securities		(5)	-
Sale/(purchase) of non-dealing securities		1,659	-
Net cash flow (used in)/from investing activities		1,415	(101)
Net cash flow (used in)/from financing activities
Issue of loan capital		-	10,456
Preference dividend paid		(19)	-
Interest paid on Tier 1		(38)	-
Repayment of loan capital		(4,903)	(9,069)
Dividends paid		-	(200)
Net cash flow (used in)/from financing activities		(4,960)	1,187
Net decrease in cash and cash equivalents		(4,296)	(7,134)
Cash and cash equivalents at beginning of the period		27,675	34,056
Effects of exchange rate changes on cash and cash equivalents		(2,594)	277
Cash and cash equivalents at the end of the period	19	20,785	27,199
(1) Amended for the change in accounting policy for cash equivalents described in the Accounting Policies on page 5.

Notes to the Condensed Financial Statements

Accounting Policies

Going Concern
The Directors have assessed the ability of Abbey National plc (the ‘Company’) and its subsidiaries (together the ‘Group’) to continue as a going concern, in the light of uncertain current and anticipated economic conditions, including analysing the financial resources available to it and stress testing performance forecasts through various scenarios. The Directors confirm they are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the ‘going concern’ basis for preparing financial statements.

General information
These condensed consolidated interim financial statements are not a form of statutory accounts.  The information for the year ended 31 December 2008 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006.  A copy of the statutory accounts for that year has been delivered to the Registrar of Companies.  The auditor’s report on those accounts was not qualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain statements under section 237(2) or (3) of the Companies Act 1985.
The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (‘IAS’) 34 “Interim Financial Reporting”, as issued by the International Accounting Standards Board (‘IASB’) and as adopted for use in the European Union. Accordingly, certain information and disclosures normally required to be included in the notes to the annual financial statements have been omitted or condensed. The condensed consolidated interim financial statements should be read in conjunction with the consolidated financial statements of the Group for the year ended 31 December 2008 which were prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the IASB in addition to being consistent with IFRS as adopted for use in the European Union.
The same accounting policies, presentation and methods of computation are followed in these condensed consolidated interim financial statements as were applied in the preparation of the Group’s consolidated financial statements for the year ended 31 December 2008 except for the new accounting policies described in Note 24 adopted as a result of the transfer of Alliance & Leicester plc (‘A&L’) to the Company, and changes in presentation resulting from the adoption of the amendment to IAS 1 “Presentation of Financial Statements”. As a result, a ‘Statement of Changes in Equity’ has been included as a separate primary financial statement showing changes in equity during the periods presented.  In addition, the Statement of Recognised Income and Expenses has been replaced with a ‘Statement of Comprehensive Income’.  The adoption of the amendment to IAS 1 did not have any impact on the Group’s profit or loss or financial position.
The condensed consolidated interim financial statements reflect all adjustments that, in the opinion of management of the Group, are necessary for a fair presentation of the results of operations for the interim period. All such adjustments to the financial information are of a normal, recurring nature. Because the results from common banking activities are so closely related and responsive to changes in market conditions, the results for any interim period are not necessarily indicative of the results that can be expected for the year.

Basis of preparation
The condensed consolidated interim financial statements have been prepared under the historical cost convention, as modified by the revaluation of available for sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts.

Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months’ maturity from the date of acquisition, including cash and non-restricted balances with central banks, treasury bills and other eligible bills, loans and advances to banks, and short-term investments in securities.
In the second half of 2008, the Group voluntarily changed its accounting policy for cash equivalents to exclude trading liabilities from its determination of cash equivalents. The Group believes that this new policy is preferable because it provides for consistency with industry practice. The Group considers this a change in accounting policy to be applied retrospectively as required by IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’. As a result, the Group’s cash flow statement for the six months ended 30 June 2008 has been amended to reclassify £7,121m between Net cash flow from/(used in) operating activities (‘Net (decrease)/increase in operating liabilities’) and Cash and cash equivalents (‘Net trading other cash equivalents’). There was no impact on the income statements or balance sheets of any period or as at any date presented.

Critical accounting policies and areas of significant management judgment

The preparation of the Group’s condensed consolidated interim financial statements requires management to make estimates and judgments that affect the reported amount of assets and liabilities at the date of the condensed consolidated interim financial statements and the reported amount of income and expenses during the reporting period. Management evaluates its estimates and judgments on an ongoing basis. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The estimates and judgments described on pages 86 to 94 of the Group’s 2008 Annual Report and Accounts are considered important to the portrayal of the Group’s financial condition.

There has been no material change in the Group’s critical accounting policies.  However, in view of current market conditions, the critical accounting policy on “valuation of financial instruments” has been updated and is presented below:

Valuation of financial instruments
Financial instruments that are classified at fair value through profit or loss (‘FVTPL’), including those held for trading purposes, or available-for-sale, and all derivatives, are stated at fair value. The fair value of such financial instruments is the estimated amount at which the instrument could be exchanged in a current transaction between willing knowledgeable parties, other than in a forced or liquidation sale.

Initial measurement
The best evidence of the fair value of a financial instrument at initial recognition is the transaction price unless the instrument is evidenced by comparison with other observable current market transactions in the same instrument or based on a valuation technique whose variables include significant data from observable markets. Any difference between the transaction price and the value based on a valuation technique where the inputs are not based on data from observable current markets is not recognised in profit or loss on initial recognition. Subsequent gains or losses are only recognised to the extent that they arise from a change in a factor that market participants would consider in setting a price.

Subsequent measurement

Fair value hierarchy
The Group applies the following fair value hierarchy that prioritises the inputs to valuation techniques used in measuring fair value. The hierarchy establishes three categories for valuing financial instruments, giving the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.  The three categories are: quoted prices in active markets (Level 1), internal models based on observable market data (Level 2) and internal models based on other than observable market data (Level 3). If the inputs used to measure an asset or a liability fall to different levels within the hierarchy, the classification of the entire asset or liability will be based on the lowest level input that is significant to the overall fair value measurement of the asset or liability.
The Group categorises assets and liabilities measured at fair value within the fair value hierarchy based on the inputs to the valuation techniques as follows:

Level 1:
Unadjusted quoted prices for identical assets or liabilities in an active market that the Group has the ability to access at the measurement date. Level 1 positions include debt securities, equity securities, exchange traded derivatives and short positions in securities.

Level 2:
Quoted prices in markets that are not active, quoted prices for similar assets or liabilities, recent market transactions, inputs other than quoted market prices for the asset or liability that are observable either directly or indirectly for substantially the full term, and inputs to valuation techniques that are derived principally from or corroborated by observable market data through correlation or other statistical means for substantially the full term of the asset or liability. Level 2 positions include loans and advances to banks, loans and advances to customers, equity securities, exchange rate derivatives, interest rate derivatives, equity and credit derivatives, debt securities, deposits by banks, deposits by customers, debt securities in issue, amounts due to banks, and amounts due to customers.

Level 3:
Inputs to the pricing or valuation techniques that are significant to the overall fair value measurement of the asset or liability are unobservable. Level 3 positions include equity securities, exchange rate derivative, equity and credit derivatives, loans and advances to customers, debt securities, and debt securities in issue.

The Group assesses active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalisation for the instrument. The Group assesses active markets for debt instruments based on both the average daily trading volume and the number of days with trading activity. The Group assesses active markets for exchange traded derivatives based on the average daily trading volume both in absolute terms and relative to the market capitalisation for the instrument.  Market activity and liquidity is discussed in the relevant monthly Risk Forum as well as being part of the daily update given by each business at the start of the trading day.  This information, together with the observation of active trading and the magnitude of the bid-offer spreads allow consideration of the liquidity of a financial instrument.  All underlying assets and liabilities are reviewed to consider the appropriate adjustment to mark the mid price reported in the trading systems to a realisable value. This process takes into account the liquidity of the position in the size of the adjustment required. These liquidity adjustments are presented and discussed at the monthly Risk Forum.
In determining the appropriate measurement levels, the Group performs regular analyses on the assets and liabilities. All underlying assets and liabilities are regularly reviewed to determine whether a position should be regarded as illiquid; the most important practical consideration being the observability of trading. Where the bid-offer spread is observable, this is tested against actual trades. If trades are not observed, the bid-offer spread is disregarded as a sign of liquidity and the position is regarded as illiquid.
Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of certain assets and liabilities within the fair value hierarchy.

Financial instruments valued using observable market prices
If a quoted market price in an active market is available for an instrument, the fair value is calculated based on the market price.

Financial instruments valued using a valuation technique
In the absence of a quoted market price in an active market, management uses internal models to make its best estimate of the price that the market would set for that financial instrument. In order to make these estimations, various techniques are employed, including extrapolation from observable market data and observation of similar financial instruments with similar characteristics. Wherever possible, valuation parameters for each product are based on prices directly observable in active markets or that can be derived from directly observable market prices. Valuation parameters for each type of financial instrument are discussed below.
The Group did not make any material changes to the valuation techniques and internal models it used during the period ended 30 June 2009 and the year ended 31 December 2008.
The following tables summarise the fair values at 30 June 2009 and 31 December 2008 of the asset and liability classes accounted for at fair value, by the valuation methodology used by the Group to determine their fair value.  The tables also disclose the percentages that the recorded fair values of financial assets and liabilities represent of the total assets and liabilities, respectively, that are recorded at fair value in the balance sheet:

At 30 June 2009
				Internal models based on
Balance sheet category		Quoted prices in active markets		Market observable data		Other than market observable data		Total		Valuation technique
		£m	%	£m	%	£m	%	£m	%
Assets
Trading assets	Loans and advances to banks	-	-	3,822	6	-	-	3,822	6	A
	Loans and advances to customers	-	-	6,830	10	-	-	6,830	10	A
	Debt securities	16,094	24	-	-	-	-	16,094	24	-
	Equity securities	671	1	-	-	26	-	697	1	B

Derivative assets	Exchange rate contracts	-	-	4,850	7	26	-	4,876	7	A
	Interest rate contracts	139	-	16,070	24	-	-	16,209	24	A & C
	Equity & credit contracts	1,150	2	3,002	5	111	-	4,263	7	B

Financial assets designated	Loans and advances to customers	-	-	6,242	10	251	-	6,493	10	A
at fair value	Debt securities	-	-	4,533	8	1,342	2	5,875	10	A
	Equity securities	9	-	-	-	-	-	9	-	-

Available-for-sale financial	Debt securities	746	1	-	-	-	-	746	1	-
Assets	Equity securities	9	-	28	-	-	-	37	-	B

Total assets at fair value		18,818	28	45,377	70	1,756	2	65,951	100

Liabilities
Trading liabilities	Deposits by banks	-	-	43,757	57	-	-	43,757	57	A
	Deposits by customers	-	-	4,854	6	-	-	4,854	6	A
	Short positions	1,430	2	-	-	-	-	1,430	2	-
	Debt securities in issue	-	-	526	1	-	-	526	1	A

Derivative liabilities	Exchange rate contracts	-	-	915	1	-	-	915	1	A
	Interest rate contracts	-	-	16,818	22	-	-	16,818	22	A & C
	Equity & credit contracts	1,254	2	4,105	5	126	-	5,485	7	B

Financial liabilities	Due to banks	-	-	1	-	-	-	1	-	A
designated at fair value	Due to customers	-	-	114	-	-	-	114	-	A
	Debt securities in issue	-	-	2,490	4	142	-	2,632	4	A

Total liabilities at fair value		2,684	4	73,580	96	268	-	76,532	100

At 31 December 2008(1)
				Internal models based on
Balance sheet category		Quoted prices in active markets		Market observable data		Other than market observable data		Total		Valuation technique
		£m	%	£m	%	£m	%	£m	%
Assets
Trading assets	Loans and advances to banks	-	-	4,947	7	-	-	4,947	7	A
	Loans and advances to customers	-	-	532	1	-	-	532	1	A
	Debt securities	16,801	23	-	-	-	-	16,801	23	-
	Equity securities	671	1	-	-	37	-	708	1	B

Derivative assets	Exchange rate contracts	-	-	10,788	15	5	-	10,793	15	A
	Interest rate contracts	232	-	21,549	30	-	-	21,781	30	A & C
	Equity & credit contracts	843	1	1,559	2	149	-	2,551	3	B

Financial assets designated	Loans and advances to customers	-	-	6,405	9	282	-	6,687	9	A
at fair value	Debt securities	-	-	343	-	4,347	7	4,690	7	A

Available-for-sale financial	Debt securities	2,618	4	-	-	-	-	2,618	4	-
Assets	Equity securities	10	-	35	-	-	-	45	-	B

Total assets at fair value		21,175	29	46,158	64	4,820	7	72,153	100

Liabilities
Trading liabilities	Deposits by banks	-	-	34,341	47	-	-	34,341	47	A
	Deposits by customers	-	-	4,622	6	-	-	4,622	6	A
	Short positions	751	1	-	-	-	-	751	1	-
	Debt securities in issue	-	-	1,024	1	-	-	1,024	1	A

Derivative liabilities	Exchange rate contracts	-	-	1,680	2	-	-	1,680	2	A
	Interest rate contracts	-	-	21,489	30	-	-	21,489	30	A & C
	Equity & credit contracts	803	1	3,669	5	169	-	4,641	6	B

Financial liabilities	Due to banks	-	-	153	-	-	-	153	-	A
designated at fair value	Due to customers	-	-	252	-	-	-	252	-	A
	Debt securities in issue	-	-	5,021	7	247	-	5,268	7	A

Total liabilities at fair value		1,554	2	72,251	98	416	-	74,221	100
(1) Updated for the transfer of Alliance & Leicester plc to Abbey National plc as described in Note 24

Valuation techniques
The main valuation techniques employed in the Group’s internal models to measure the fair value of the financial instruments disclosed above at 30 June 2009 and 31 December 2008 are set out below.  In substantially all cases, the principal inputs into these models are derived from observable market data.

A
In the valuation of financial instruments requiring static hedging (for example interest rate and currency derivatives) and in the valuation of loans and advances and deposits, the ‘present value’ method is used.  Expected future cash flows are discounted using the interest rate curves of the applicable currencies.  The interest rate curves are generally observable market data and reference yield curves derived from quoted interest rates in appropriate time bandings, which match the timings of the cashflows and maturities of the instruments.

B
In the valuation of equity financial instrument requiring dynamic hedging (principally equity securities, options and other structured instruments), proprietary stochastic volatility models are used.  These types of models are widely accepted in the financial services industry.  Observable market inputs are used in these models to generate variables such as the bid-offer spread, foreign currency exchange rates, credit risk, volatility, correlation between indices and market liquidity as appropriate.  In limited circumstances, other inputs may be used in these models that are based on data other than observable market data, such as the Halifax’s UK House Price Index (‘HPI’) volatility, HPI forward growth, HPI spot rate, and mortality.

C
In the valuation of financial instruments exposed to interest rate risk that require either static or dynamic hedging (such as interest rate futures, caps and floors, and options), the present value method (futures),  Black’s model (caps/floors) and the Markov functional model (Bermudan options) are used.  These types of models are widely accepted in the financial services industry. The significant inputs used in these models are observable market data, including appropriate interest rate curves, volatilities, correlations and exchange rates.  In limited circumstances, other inputs may be used in these models that are based on data other than observable market data, such as the Halifax’s UK House Price Index (‘HPI’) volatility, HPI forward growth, HPI spot rate, mortality, and the specific credit spread for that instrument.

In determining fair value, the Group also considers both the credit risk of its counterparties, as well as its own creditworthiness. The Group attempts to mitigate credit risk to third parties by entering into netting and collateral arrangements. Net counterparty exposure (counterparty positions netted by offsetting transactions and both cash and securities collateral) is then valued for counterparty creditworthiness and this resultant value is incorporated into the fair value of the respective instruments. The Group generally calculates the credit risk adjustment for derivatives on observable credit data.

Credit risk is measured using dynamic models that calculate the probability and potential future exposure given default.  The main inputs used in these models are generally data relating to individual issuers in the portfolio and correlations thereto.  The main inputs used in determining the underlying cost of credit for credit risk derivatives are quoted credit spreads and the correlation between individual issuers’ quoted credit derivatives.
Residential property derivative contracts, where the underlying is a specific property, are referenced to regional property indices for valuation.  The indexing of the contracts is appropriate due to the number and wide geographical dispersion of the portfolio.  In these circumstances, an adjustment to fair value is made to take account of specific risk against the index.  Illiquid commercial property assets are written down with reference to actual and anticipated declines in the commercial property index to reflect a realistic estimate of realisable value.
Broker quotes and external consensus market data are used for validating the fair values of some items in the trading portfolio, or designated at fair value through profit or loss.  All derivatives pricing models are validated independently by the Quantitative Risk Group (‘QRG’). A validation report is produced for each model-derived payment that assesses the mathematical assumptions behind the model and the implementation of the model and its integration within the trading system. Where there is observable market data the models calibrate to market. Where pricing data is unobservable then the input parameters are regularly reviewed by QRG.  The source of pricing data is considered as part of the process that determines the classification of the level of a financial instrument.
The Group also considers its own creditworthiness when determining the fair value of an instrument, including over-the-counter (‘OTC’) derivative instruments and financial liabilities held at fair value through profit or loss if the Group believes market participants would take that into account when transacting the respective instrument. The approach to measuring the impact of the Group’s credit risk on an instrument is done in the same manner as for third party credit risk. The impact of the Group’s credit risk is considered when calculating the fair value of an instrument, even when credit risk is not readily observable such as in OTC derivatives contracts. The Group has not realised any profit or loss on revaluing fair values of derivatives to reflect its own creditworthiness.  If the Group had reflected such adjustments it would not have had a material impact on the valuations.
The fair values of the financial instruments arising from the Group’s internal models take into account, among other things, contract terms and observable market data, which include such factors as bid-offer spread, interest rates, credit risk, exchange rates, the quoted market price of raw materials and equity securities, volatility and prepayments. The main assumptions taken into account when internal models use information other than market data can be found in the table below.
In all cases, when it is not possible to derive a valuation for a particular feature of an instrument, management uses judgment to determine the fair value of the particular feature.  In exercising this judgment, a variety of tools are used including proxy observable data, historical data and extrapolation techniques.  Extrapolation techniques take into account behavioural characteristics of equity markets that have been observed over time, and for which there is a strong case to support an expectation of a continuing trend in the future.  Estimates are calibrated to observable market prices when they become available.
The estimates thus obtained could vary if other valuation methods or assumptions were used.  The Group believes its valuation methods are appropriate and consistent with other market participants. Nevertheless, the use of different valuation methods or assumptions, including imprecision in estimating unobservable market inputs, to determine the fair value of certain financial instruments could result in different estimates of fair value at the reporting date and the amount of gain or loss recorded for a particular instrument.  Most of the valuation models are not significantly subjective, because they can be tested and, if necessary, recalibrated by the internal calculation of and subsequent comparison to market prices of actively traded securities, where available.

Internal models based on information other than market data
The table below provides an analysis of financial instruments valued using internal models based on information other than market data together with the subsequent valuation technique used for each type of instrument.  Each instrument is initially valued at transaction price:

		Balance sheet value		Amount recognised in income
		30 June 2009	31 December 2008(1)	30 June 2009	30 June 2008
Instrument	Valuation technique	£m	£m	£m	£m
1. Trading assets - Equity securities	These unit trusts are valued using Net Asset Values, which are regular third party asset valuations, with an adjustment for the estimated discount to asset value inherent in current similar market prices, reflecting the specific asset characteristics and degree of leverage in each unit trust.	26	37	(1)	-
2. Derivative assets - Exchange rate contracts	These derivatives are valued using a valuation model with interest rates, foreign exchange rates and long-dated foreign exchange volatility as inputs to derive valuations.	26	5	4	1
3. Derivative assets - Equity and credit contracts	These property derivatives are valued using a valuation model with Halifax’s UK House Price Index (‘HPI’) volatility, HPI forward growth, HPI spot rate, and mortality as inputs to derive valuations.	68	77	(10)	(13)
4. Derivative assets - Equity and credit contracts	These property derivatives are valued using a valuation model with HPI spot rate, HPI forward growth, and HPI volatility as inputs to derive valuations.	43	72	10	(30)
5. FVTPL - Loans and advances to customers	These loans are valued using a valuation model with HPI spot rate, HPI forward growth, HPI volatility, and mortality as inputs to derive valuations.	251	282	12	17
6. FVTPL - Debt securities	These debt securities are valued using a valuation model with HPI spot rate, HPI forward growth, HPI volatility, and mortality as inputs to derive valuations.	237	265	(35)	(17)
7. FVTPL - Debt securities	These prime mortgage backed securities (almost all of which are AAA rated, and issued by Santander entities) are valued using a valuation model with reference to the most relevant generic curve from a consensus pricing service, and an assumption with respect to the specific credit spread for that instrument as inputs to derive valuations.	1,105	4,082	(77)	(22)
8. Derivative liabilities - Equity and credit contracts	These derivatives are valued using a valuation model with HPI spot rate, HPI forward growth, and HPI volatility as inputs to derive valuations.	(126)	(169)	(11)	39
9. FVTPL - Debt securities in issue	These debt securities in issue are valued using a valuation model with interest rates, foreign exchange rates and long-dated foreign exchange volatility as inputs to derive valuations.	(142)	(247)	(4)	(1)
Total assets		1,756	4,820	-	-
Total liabilities		(268)	(416)	-	-
Total income/(expense)		-	-	(112)	(26)
(1) Updated for the transfer of Alliance & Leicester plc to Abbey National plc as described in Note 24

In all instances, risk control teams review positions to assess a realistic realisable value for the position and develop a methodology for any adjustment to fair value which marks the position to that value using information relevant to that asset.  Consideration is given to the quality of the information available that provides the current mark-to-model valuation and estimates of how different these valuations could be on an actual trade, taking into consideration how active the market is.  For spot assets that cannot be sold due to illiquidity, forward estimates are discounted to provide an estimate of a realisable value over time.  All adjustments for illiquid positions are regularly reviewed to reflect changing market conditions.

Financial instrument assets and liabilities at 30 June 2009
Financial instrument assets valued using internal models based on information other than market data were 2% (2008: 7%) of total assets measured at fair value and 0.6% (2008: 2%) of total assets at 30 June 2009 and 31 December 2008.
Financial instrument assets valued using internal models based on information other than market data decreased in 2009 principally due to transfers to Level 2. During the period, Euro 225m of the Group’s holdings of AAA rated prime mortgage backed securities were redeemed by the issuer. As a result, the Group’s remaining positions in these and similar securities of £2,095m have been transferred to Level 2. During 2009, there were no acquisitions of financial instrument assets valued using internal models based on information other than market data.
Financial instrument liabilities valued using internal models based on information other than market data were 0.4% (2008: 0.6%) of total liabilities measured at fair value and 0.1% (2008: 0.1%) of total liabilities at 30 June 2009.  During 2009, there were no redemptions or transfers of financial instrument liabilities valued using internal models based on information other than market data.

Gains and losses for the six months ended 30 June 2009
The value of the prime securities classified as FVTPL - Debt securities (Instrument 7) decreased due to a further increase in credit spreads reflecting a continued general lack of demand for asset-backed and mortgage-backed securities.  The Group believes that the fair values of these instruments have continued to diverge materially from the amounts it currently anticipates realising on maturity, because the mortgages underlying these securities continue to perform adequately.
The terms of the instruments presented as FVTPL - debt securities in issue (instrument 9) and related exchange rate derivatives (instrument 2) are fully matched.  The movement in these financial instruments reflects changes in foreign exchange rates and interest rates.
The Group risk manages the unit trusts using derivative positions valued using quoted prices in active markets, or internal models based on observable market data.  The effects of these risk management activities are not reflected in the gains and losses included in the table above.

Gains and losses for the six months ended 30 June 2008
The value of the prime securities classified as FVTPL - Debt securities (Instrument 7) decreased due to an increase in credit spreads reflecting a general lack of demand for asset-backed and mortgage-backed securities.  The Group believed that the fair values of these instruments diverged materially from the amounts it anticipated realising on maturity, because the mortgages underlying these securities continued to perform adequately.
The terms of the instruments presented as FVTPL - debt securities in issue (instrument 9) and related exchange rate derivatives (instrument 2) are fully matched.  The movement in these financial instruments reflects changes in foreign exchange rates and interest rates.

Sensitivity analysis
The impacts of changes in the valuation inputs that are assumptions rather than observable, such as interest rates, foreign exchange rates, and the HPI spot rate, are shown below:

2009		Impact on profit or loss before tax for the period for instrument number:
Input	Assumed change	1 £m	3 £m	4 £m	5 £m	6 £m	7 £m	8 £m
Discount to asset value	10%	7	n/a	n/a	n/a	n/a	n/a	n/a
HPI forward growth	1%	n/a	13	(1)	30	11	n/a	(15)
HPI volatility	1%	n/a	1	-	(5)	-	n/a	(1)
Mortality	1 year	n/a	-	n/a	(2)	-	n/a	n/a
Credit spread	100 basis points	n/a	n/a	n/a	n/a	n/a	24	n/a

2008		Impact on profit or loss before tax for the period for instrument number:
Input	Assumed change	1 £m	3 £m	4 £m	5 £m	6 £m	7 £m	8 £m
HPI forward growth	1%	-	12	-	27	11	n/a	(11)
HPI volatility	1%	-	-	-	(4)	-	n/a	-
Mortality	1 year	-	-	n/a	(3)	-	n/a	n/a
Credit spread	100 basis points	-	n/a	n/a	n/a	n/a	110	n/a

No sensitivities are presented for the FVTPL - debt securities in issue (instrument 9) and related exchange rate derivatives (instrument 2) as the terms of these instruments are fully matched.  As a result, any changes in the valuation of the debt securities in issue would be exactly offset by an equal and opposite change in the valuation of the exchange rate derivatives.

Day One profits
The amount that has yet to be recognised in the income statement that relates to the difference between the transaction price (i.e. the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, was as follows.  This is calculated and reported on a portfolio basis in the 2008 Annual Report and Accounts, and is summarised below:

	2009 £m	2008 £m
At 1 January	55	45
Additions	4	1
Releases	(5)	(1)
At 30 June	54	45

The Group considers that the accounting estimate related to the valuation of financial assets and financial liabilities including derivatives where quoted market prices are not available is a ‘critical accounting estimate’ because: (i) it is highly susceptible to change from period to period because it requires management to make assumptions about interest rates, volatility, exchange rates, the credit rating of the counterparty, valuation adjustments and specific features of the transactions and (ii) the impact that recognising a change in the valuations would have on the assets reported on its balance sheet as well as its net profit/(loss) could be material.
Changes in the valuation of financial assets and financial liabilities including derivatives where quoted market prices are not available are accounted for in the line item ‘Net trading and other income’ in the income statement and the ‘Trading assets’, ‘Financial assets designated at fair value’, ‘Trading liabilities’, ‘Financial liabilities designated at fair value’ and ‘Derivative financial instruments’ line items in the Group’s balance sheet.

The Group trades in a wide variety of financial instruments in the major financial markets and therefore considers a range of interest rates, volatility, exchange rates, counterparty credit ratings, valuation adjustments and other similar inputs, all of which vary across maturity bands.  These are chosen to best reflect the particular characteristics of each transaction.  Had management used different assumptions regarding the interest rates, volatility, exchange rates, the credit rating of the counterparty, and valuation adjustments, a larger or smaller change in the valuation of financial assets and financial liabilities including derivatives where quoted market prices are not available would have resulted that could have had a material impact on the Group’s reported profit before tax in the six months ended 30 June 2009. Due to the individual nature of these contracts, the Group does not believe generally it is appropriate to apply a global adjustment to management’s estimates, as it would not give a meaningful sensitivity with respect to financial instrument fair values based on data other than market prices.  Sensitivities have been given with respect to key management estimates where they can be separately identified.  Further information about sensitivities (including value-at-risk) to market risk arising from financial instrument trading activities can be found in the Risk Management Reports on pages 48 and 31 of the 2008 Annual Report and Accounts of the Abbey National Group and the Alliance & Leicester Group, respectively.

1. Segments

The principal activity of the Group is financial services. The Group’s business is managed and reported on the basis of the following segments:
>	Retail Banking
>	Global Banking & Markets
>	Corporate Banking
>	Private Banking
>	Group Infrastructure
The Group’s segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. The Group has five segments. Retail Banking offers a range of personal banking, savings and mortgage products and services, under the brands Abbey, Alliance & Leicester and Bradford & Bingley.  Global Banking & Markets provides financial markets sales, trading and risk management services, as well as manufacturing retail structured products.  Corporate Banking offers banking services principally to small and mid-sized UK companies under the brands Abbey and Alliance & Leicester.  It also contains operations in run down.  Private Banking offers self-invested pension plans, WRAP products and specialist banking services. Group Infrastructure consists of Asset and Liability Management activities, Group Capital, Funding and the Treasury asset portfolio of the Alliance & Leicester Group.
The segment information below is presented on the basis used by the Company’s board of directors (the ‘Board’) to evaluate performance, in accordance with IFRS 8. The Board reviews discrete financial information for each of its segments, including measures of operating results and assets. The segments are managed primarily on the basis of their results, which are measured on a ‘trading’ basis. The trading basis differs from the statutory basis as a result of the application of various adjustments. Management considers that the trading basis provides the most appropriate way of reviewing the performance of the business.  The adjustments are:
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A&L pre-acquisition trading basis results – Following the transfer of Alliance & Leicester plc to Abbey National plc in January 2009, the statutory results for the 6 months ended 30 June 2009 include the results of the A&L group, whereas the statutory results for the 6 months ended 30 June 2008 do not.  In order to enhance the comparability of the results for the two periods, management reviews the 2008 results including the pre-acquisition results of the A&L group for that period.

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Reorganisation and other costs - Comprise implementation costs in relation to the strategic change cost reduction projects, as well as certain remediation administration expenses and credit provisions. Management needs to understand the underlying drivers of the cost base that will remain after these exercises are complete, and does not want this view to be clouded by these costs, which are managed independently.

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Depreciation of operating lease assets - The operating lease businesses are managed as financing businesses and, therefore, management needs to see the margin earned on the businesses. Residual value risk is separately managed. As a result the depreciation is netted against the related income.

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Profit on part sale of personal financial services (‘PFS’) subsidiaries - These profits are excluded from the results to allow management to understand the underlying performance of the business. In the six month periods ended 30 June 2009 and 2008, there were no such profits to be excluded.

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Hedging and other variances - The Balance Sheet and Income Statement are subject to mark-to-market volatility including that arising from the accounting for elements of derivatives deemed under IFRS rules to be ineffective as hedges. Volatility also arises on certain assets previously managed on a fair value basis, and hence classified as fair value through profit or loss under IFRS, that are now managed on an accruals basis. Where appropriate, such volatility is separately identified to enable management to view the underlying performance of the business.  In addition, other variances include the reversal of coupon payments on certain equity instruments which are treated as an interest expense in the trading results but are reported below the profit after tax line for statutory purposes.

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Capital and other charges - Principally comprise internal nominal charges for capital invested in the Group’s businesses. Management implemented this charge to assess if capital is invested effectively.

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Treasury asset portfolio – Prior to its acquisition by Banco Santander, S.A. and its subsequent transfer to the Group, A&L incurred significant losses on its treasury asset portfolio. This portfolio is managed separately as a run-down portfolio.  Additional provisions and losses on disposal are included with income on the portfolio to give a net result.

Net interest income	Six months ended 30 June 2009 £m	Six months ended 30 June 2008 £m
Retail Banking	1,525	1,102
Corporate Banking	138	56
Private Banking	67	50
Group Infrastructure	(108)	(65)
Trading net interest income	1,622	1,143
Adjust for:
- A&L pre-acquisition trading basis results	-	(309)
- Hedging and other variances	65	-
Net interest income	1,687	834

Non - interest income	Six months ended 30 June 2009 £m	Six months ended 30 June 2008 £m
Retail Banking	346	423
Global Banking & Markets	262	163
Corporate Banking	87	144
Private Banking	18	18
Group Infrastructure	16	11
Trading non - interest income	729	759
Adjust for:
- A&L pre-acquisition trading basis results	-	(186)
- Depreciation of operating lease assets	37	64
- Hedging and other variances	(161)	(2)
Non - interest income	605	635

Profit before tax	Six months ended 30 June 2009 £m	Six months ended 30 June 2008 £m
Retail Banking	774	669
Global Banking & Markets	217	106
Corporate Banking	114	77
Private Banking	51	35
Group Infrastructure	(186)	(125)
Trading profit before tax	970	762
Adjust for:
- A&L pre-acquisition trading basis results	-	(130)
- Reorganisation and other costs	(29)	(60)
- Hedging and other variances	(151)	(1)
- Treasury asset portfolio	55	-
Profit before tax	845	571

The comparative trading basis segmental results analyses above for the six months ended 30 June 2008 include the pre-acquisition trading basis results for the A&L group for the reasons described in the section entitled ‘A&L pre-acquisition trading basis results’ on the previous page.
The A&L group was not part of the Group at that time, and the inclusion of these pre-acquisition trading basis results in the 2008 comparatives in the internal segmental information reviewed by the Board is intended only to enhance the comparability of the results for the two periods. These pre-acquisition trading basis results do not form part of the statutory results of the Abbey National Group for the six month period ended 30 June 2008. The inclusion of these results in the internal segmental information reviewed by the Board is not intended to imply that the Alliance & Leicester group was part of the Group at that time, and should not be interpreted as attempting to do so.
Details of the pre-acquisition financial information included above, by segment, are as follows:

A&L Group pre-acquisition trading basis results for the six months ended 30 June 2008
	Retail Banking £m	Corporate Banking £m	Private Banking £m	Group Infra- structure £m	Total £m
Net interest income	288	69	7	(55)	309
Non-interest income	110	73	1	2	186
Total trading income	398	142	8	(53)	495
Administration expenses	(186)	(95)	(2)	8	(275)
Depreciation & amortisation	-	(2)	-	(24)	(26)
Total operating expenses excluding provisions and charges	(186)	(97)	(2)	(16)	(301)
Impairment losses on loans and advances	(56)	(8)	-	-	(64)
Total operating provisions and charges	(56)	(8)	-	-	(64)
Trading profit/(loss) before tax	156	37	6	(69)	130

Group total assets by segment
	2009 £m	2008 £m
Retail Banking	166,347	166,756
Global Banking & Markets	42,398	52,558
Corporate Banking	19,988	20,231
Private Banking	212	179
Group Infrastructure	51,876	57,533
	280,821	297,257

2. Net trading and other income
	Six months ended 30 June 2009 £m	Six months ended 30 June 2008 £m
Net trading and funding of other items by the trading book	220	(118)
Gains/(losses) on assets held at fair value through profit or loss	(258)	284
Funding of liabilities held at fair value through profit or loss	(75)	(189)
Gains on derivatives managed with assets and liabilities held at fair value through profit or loss	295	155
Income from operating lease assets	47	122
Profit on sale of fixed assets	-	2
Other income	(28)	52
	201	308

3. Taxation expense

Interim period corporation tax is accrued based on the estimated average annual effective corporation tax rate of 24% (2008: 25%).  The standard rate of UK corporation tax reduced from 30% to 28% with effect from 1 April 2008.

4. Dividends

No interim dividends were paid on Abbey National plc’s ordinary shares in issue during the period (2008: £nil).  The annual dividend of £21m on the Step Up Callable Perpetual Reserve Capital Instruments was paid on 14 February 2009.

5. Trading assets

	2009 £m	2008 £m
Balances with central banks	-	2,498
Loans and advances to banks	3,822	4,947
Loans and advances to customers	6,830	532
Debt securities	16,094	16,801
Equity securities	697	708
	27,443	25,486

Debt securities can be analysed by type of issuer as follows:
	2009 £m	2008 £m
Issued by public bodies:
- Government securities	2,566	3,139
Issued by other issuers:
- Bank and building society certificates of deposit: Government guaranteed	3,668	3,119
- Bank and building society certificates of deposit: Other	3,154	4,913
- Other debt securities: Government guaranteed	3,646	928
- Other debt securities: Other	3,060	4,702
	16,094	16,801

6. Derivative financial instruments

2009 Derivatives held for trading	Contract/ notional amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:
- Cross-currency swaps	29,984	4,030	523
- Foreign exchange swaps and forwards	10,959	174	392
	40,943	4,204	915
Interest rate contracts:
- Interest rate swaps	439,955	11,507	12,678
- Caps, floors and swaptions	65,631	2,203	2,104
- Futures (exchange traded)	102,485	139	-
- Forward rate agreements	190,250	167	157
	798,321	14,016	14,939
Equity and credit contracts:
- Equity index and similar products	18,623	3,059	4,150
- Equity index options (exchange traded)	16,194	1,150	1,254
- Credit default swaps and similar products	1,733	54	81
	36,550	4,263	5,485
Total derivative assets and liabilities held for trading	875,814	22,483	21,339

2009 Derivatives held for hedging	Contract/ notional amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:
- Cross-currency swaps	2,983	672	-
Interest rate contracts:
- Interest rate swaps	68,572	2,193	1,879
Total derivative assets and liabilities held for hedging	71,555	2,865	1,879
Total recognised derivative assets and liabilities	947,369	25,348	23,218

2008 Derivatives held for trading	Contract/ notional amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:
- Cross-currency swaps	33,507	8,236	551
- Foreign exchange swaps and forwards	19,563	1,421	1,129
	53,070	9,657	1,680
Interest rate contracts:
- Interest rate swaps	471,976	16,887	16,658
- Caps, floors and swaptions	44,529	1,782	1,842
- Futures (exchange traded)	55,534	232	-
- Forward rate agreements	250,324	604	599
	822,363	19,505	19,099
Equity and credit contracts:
- Equity index and similar products	16,245	1,597	3,659
- Equity index options (exchange traded)	11,564	843	803
- Credit default swaps and similar products	1,854	111	179
	29,663	2,551	4,641
Total derivative assets and liabilities held for trading	905,096	31,713	25,420

2008 Derivatives held for hedging	Contract/ notional amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:
- Cross-currency swaps	2,595	1,136	-
Interest rate contracts:
- Interest rate swaps	85,183	2,276	2,390
Total derivative assets and liabilities held for hedging	87,778	3,412	2,390
Total recognised derivative assets and liabilities	992,874	35,125	27,810

Net gains or losses arising from hedges and transfers from cash flow reserves included in net trading and other income
	Six months ended 30 June 2009 £m	Six months ended 30 June 2008 £m
Net gains/(losses):
- on hedging instruments	(182)	429
- on the hedged items attributable to hedged risk	90	(386)
Transfers from the cash flow reserve	(1)	-
	(93)	43

7. Financial assets designated at fair value

	2009 £m	2008 £m
Loans and advances to customers	6,493	6,687
Debt securities	5,875	4,690
Equity securities	9	-
	12,377	11,377

8. Loans and advances to customers

Movement in loan loss allowances:
	Loans secured on residential property £m	Corporate loans £m	Finance Leases £m	Other secured advances £m	Other unsecured advances £m	Total £m
As at 1 January 2009	297	26	-	48	271	642
Charge/(release) to the income statement:
- Individually assessed	156	40	6	24	260	486
- Collectively assessed	(15)	(3)	-	(17)	(7)	(42)
	141	37	6	7	253	444
Write offs	(14)	-	-	(6)	(219)	(239)
At 30 June 2009	424	63	6	49	305	847

	Loans secured on residential property £m	Corporate loans £m	Finance Leases £m	Other secured advances £m	Other unsecured advances £m	Total £m
As at 1 January 2008	176	-	-	40	335	551
Charge/(release) to the income statement:
- Individually assessed	51	-	-	(7)	150	194
- Collectively assessed	8	-	-	(1)	(26)	(19)
	59	-	-	(8)	124	175
Write offs	(12)	-	-	(12)	(133)	(157)
At 30 June 2008	223	-	-	20	326	569

9. Securitisation of assets

There were no mortgage backed notes issued in 2009 (2008: £8.2bn equivalent). Mortgage backed notes totalling £3.6bn (2008: £3.4bn) equivalent were redeemed during the first six months of the year. Of the redemptions, £1.6bn were notes previously held by Alliance & Leicester plc for collateral purposes.

10. Property, plant and equipment (excluding operating lease assets)

During the period, the Group spent approximately £116m (2008: £3m) on the refurbishment of its branches and its new office premises, £19m (2008: £4m) on additions to its office fixtures and equipment and £3m (2008: £36m) on computer software. The Group disposed of £60m (2008: £14m) of office fixtures and equipment.

11. Operating lease assets

During the period, there were no material additions (2008: £60m) or disposals (2008: £26m) of operating lease assets.

12. Trading liabilities

	2009 £m	2008 £m
Deposits by banks	43,757	34,341
Deposits by customers	4,854	4,622
Short positions in securities	1,430	751
Debt securities in issue	526	1,024
	50,567	40,738

13. Financial liabilities designated at fair value

	2009 £m	2008 £m
Due to banks	1	153
Due to customers	114	252
Debt securities in issue	2,632	5,268
	2,747	5,673

14. Other borrowed funds

	2009 £m	2008 £m
£300m Step Up Callable Perpetual Reserve Capital Instruments	-	356
£175m Fixed/Floating Rate Tier One Preferred Income Capital Securities	194	205
$1,000m Non-Cumulative Trust Preferred Securities	823	1,171
£325m Sterling Preference Shares	344	344
	1,361	2,076

During the period, the classification of the £300m Step Up Callable Perpetual Reserve Capital Instruments was changed to equity as described in Note 18.

15. Subordinated Liabilities

All of the outstanding Euro 500m 5% Subordinated Bonds 2009 were redeemed at a redemption price equal to 100% of the principal amount thereof, together with accrued interest thereon.

16. Retirement benefit obligations

The principal actuarial assumptions used for the Group’s defined benefit schemes were as follows:
	2009 Nominal %	2008 Nominal %
To determine benefit obligations:
- Discount rate for scheme liabilities	6.2	6.4
- General salary increase	4.1	3.5
- General price inflation	3.6	3.0
- Expected rate of pension increase	3.5	3.0
- Expected rate of return on plan assets	6.7	6.6
To determine net periodic benefit cost:
- Discount rate	6.4	5.8
- Expected rate of pension increase	3.0	3.5
- Expected rate of return on plan assets	6.2	6.7

The defined benefit plan assets have been updated to reflect their market values at 30 June 2009.  Differences between the expected return on assets and the actual return on assets have been recognised as actuarial gains or losses in the statement of comprehensive income in accordance with the Group’s accounting policy.
The total net deficit on the Group’s defined benefit schemes, and other post-retirement benefit schemes, increased significantly from £813m at 31 December 2008 to £1,339m at 30 June 2009. The key reason for the increase was a reduction of 80 basis points in the net discount rate (i.e. the discount rate less the inflation rate) used to value the defined benefit scheme liabilities. The increase in assumed inflation also impacted the expected rate of pension increase, in turn leading to a further increase in scheme liabilities.  These changes have increased the scheme liabilities by approximately 18% in the six months ended 30 June 2009, partly offset by contributions made.
As in previous periods, the rate used to discount the retirement benefit obligation is determined to reflect the duration of the scheme liabilities based on the annual yield at the balance sheet date of the Sterling 15+ year AA Corporate Bond iBoxx Index, representing the market yield of high quality corporate bonds on that date, adjusted to match the terms of the scheme liabilities using the Bloomberg AA Banks Index.

17. Contingent liabilities and commitments

Unauthorised overdraft fees
The Company along with six other financial institutions has been involved in legal proceedings with the Office of Fair Trading (‘OFT’), regarding the legal status and enforceability of unarranged overdraft charges. The proceedings to date have been concerned with whether certain of the financial institutions’ terms and conditions are subject to the fairness test in the Unfair Terms in Consumer Contract Regulations 1999 (the ‘Regulations’) and whether they are capable of being 'penalties' at common law. The High Court previously confirmed that the relevant financial institutions’ then current terms and conditions were not capable of being penalties at common law but were assessable for fairness under the Regulations. On 26 February 2009, the Court of Appeal dismissed the appeal against the High Court’s judgment made by the relevant financial institutions and held that unarranged overdraft charges are assessable for fairness under the Regulations. The House of Lords gave the relevant financial institutions permission to appeal this judgment. The hearing before the House of Lords took place on 23 to 25 June 2009. The judgment is awaited. The OFT continues to investigate the fairness of specific bank charges, but has yet to determine whether the charges are fair. On 31 March 2009 the OFT announced that it is to streamline its investigation into unarranged overdraft charges by focusing on the terms of three banks. The OFT has stated that the aim of this is to progress the investigation in the shortest and most efficient way possible.
The OFT has stated that it believes that the terms of the three selected banks provide the best representative selection of all the relevant financial institutions’ unarranged overdraft charging terms, and therefore the outcome of this more focused investigation will be relevant to the assessment of other relevant financial institutions’ terms.
The OFT has stated that it should not be assumed that the OFT is more or less likely to find the three banks' terms unfair than those of the other banks. The investigation into the other banks' terms is merely on hold. On 22 July 2009, the UK Financial Services Authority (‘FSA’) announced that it was granting to the relevant financial institutions (including the Company) a further waiver until 26 January 2010. The waiver permits the relevant entities to continue suspending the handling of complaints related to the level, fairness or lawfulness of unarranged overdraft charges. Cases before the Financial Ombudsman Service and the County Courts are currently stayed pending the outcome of the legal proceedings initiated by the OFT. The Group intends to continue to defend its position strongly. No provision in relation to the outcome of this litigation has been made. A range of outcomes is possible, some of which could have a significant financial impact on the Group. The ultimate impact of the litigation on the Group can only be known at its conclusion.

Financial Services Compensation Scheme
The Financial Services Compensation Scheme (‘FSCS’) is the UK’s statutory fund of last resort for customers of authorised financial services firms. The FSCS can pay compensation or redress if it declares a firm to be in default (i.e. the business is unable or unlikely to be able to pay claims against it). In 2008, the FSCS declared a number of banks to be in default. The FSCS has borrowed from HM Treasury to fund the compensation and redress costs associated with these defaults. These borrowings are currently on an interest-only basis until September 2011.
The FSCS fulfils its obligations by raising levies on the industry. Each deposit-taking institution contributes towards these levies in proportion to their share of total protected deposits. The Group has accrued for its known share of FSCS’s operating costs levies for the 2008/9 and 2009/10 levy years.
The FSCS will receive funds from asset sales, surplus cashflow, or other recoveries from the banks in default. These recoveries will be used to reduce the principal amount outstanding on the FSCS’s borrowings.  Only after the interest only period, will a schedule for repayment of any remaining principal outstanding (after recoveries) be agreed between the FSCS and HM Treasury. It is expected that, from that point, the FSCS will begin to raise levies (principal repayments) relating to the banks in default. As a consequence, the amount of the principal which the FSCS will levy on deposit-taking institutions is not yet known and is unlikely to be determined until 2011. No provision for this levy, which could be significant, has been made in these condensed consolidated interim financial statements.

Overseas tax claim
Abbey National Treasury Services plc has received a demand from an overseas tax authority relating to the repayment of certain tax credits and related charges. Following modifications to the demand, its nominal amount stands at £67m at the balance sheet exchange rate (2008: £80m). At 30 June 2009, additional interest in relation to the demand could amount to £32m at the balance sheet exchange rate (2008: £34m). Abbey National Treasury Services plc received legal advice that it had strong grounds to challenge the validity of the demand. In September 2006, Abbey National Treasury Services plc won its case at the first stage of the litigation process.  In January 2007, the tax authority appealed this decision. However, in December 2006, a ruling was published of a similar case unconnected to the Group but which might affect Abbey National Treasury Services plc’s position. In this instance, the courts ruled against the taxpayer. During 2008 and 2009 both parties put counter arguments before the court.

Regulatory
The Group engages in discussion, and fully co-operates with the UK Financial Services Authority in their enquiries, including those exercised under statutory powers, regarding its interaction with past and present customers and policyholders both as part of the UK Financial Services Authority's general thematic work and in relation to specific products and services.

Other
As part of the sale of subsidiaries, and as is normal in such circumstances, the Group has given warranties and indemnities to the purchasers.

Appropriate provisions are maintained to cover the above matters.

18. Share capital

	2009 £m	2008 £m
Ordinary share capital	2,412	2,412
£300m Step Up Callable Perpetual Reserve Capital Instruments	297	-
	2,709	2,412

On 9 January 2009, in order to optimise the capital, liquidity funding and overall financial efficiency of the enlarged Santander group, Banco Santander, S.A. transferred all of its Alliance & Leicester plc shares to Abbey National plc in exchange for 12,631,375,230 Abbey National plc newly issued ordinary shares of £0.10 each.
During the period, the Group changed its accounting for its £300m Step-up Callable Perpetual Reserve Capital Instruments in order to align its accounting with that of its subsidiary Alliance & Leicester plc. The effect of this change was to reclassify the balance as equity rather than liabilities, and to account for the coupon as dividends rather than interest expense. The change was adjusted prospectively from 1 January 2009 as the effect was qualitatively and quantitatively immaterial to the prior years’ financial statements, liquidity and regulatory measures taken as a whole.

19. Cash flow statement

a) Reconciliation of profit after tax to net cash outflow from operating activities:

	Six months ended 30 June 2009 £m	Six months ended 30 June 2008 £m
Profit for the period	643	427
Non-cash items included in net profit
Increase in prepayments and accrued income	(75)	(130)
Decrease in accruals and deferred income	(1,813)	(400)
Depreciation and amortisation	128	108
Provision for impairment	443	175
Other non-cash items	169	597
	(505)	777
Changes in operating assets and liabilities
Net (increase)/decrease in trading assets	(1,924)	12,747
Net decrease/(increase) in derivative assets	9,777	(1,324)
Net increase in financial assets designated at fair value	(1,000)	(1,137)
Net decrease/(increase) in loans and advances to banks and customers	2,160	(10,251)
Net decrease/(increase) in other assets	716	(720)
Net (decrease)/increase in deposits by banks and deposits by customers	(3,298)	1,070
Net (decrease)/increase in derivative liabilities	(4,592)	1,361
Net increase/(decrease) in trading liabilities	9,910	(9,205)
Net decrease in financial liabilities designated at fair value	(2,906)	(1,065)
Net increase/(decrease) in debt issued	(3,184)	(2,802)
Net (decrease)/increase in other liabilities	(977)	1,391
Effects of exchange rate differences	(4,877)	941
Net cash flow used in operating activities before tax	(700)	(8,217)
Income tax paid	(51)	(3)
Net cash flow used in operating activities	(751)	(8,220)
(1) Amended for the change in accounting policy for cash equivalents described in the Accounting Policies on page 5.

b) Analysis of the balances of cash and cash equivalents in the balance sheet

	2009 £m	2008(1) £m
Cash and balances with central banks	4,622	639
Debt securities	4,057	8,413
Net trading other cash equivalents	6,046	10,491
Net non trading other cash equivalents	6,060	7,656
Cash and cash equivalents	20,785	27,199
 (1) Amended for the change in accounting policy for cash equivalents described in the Accounting Policies on page 5.

20. Related party disclosures

There have been no related party transactions, or changes to related party transactions, in the first six months of the current financial year which have materially affected the financial position or performance of the Group, except as described below:

Banco Santander Totta, S.A.
During the period, Euro 225m of the Group’s holdings of AAA rated prime mortgage backed securities were redeemed by the issuer, Banco Santander Totta, S.A..  Although Banco Santander Totta, S.A. is a related party of the Group, the transaction is considered to be a reasonable commercial deal, with a normal sharing of profits.

Transfer of Alliance & Leicester plc to Abbey National plc
As described in Note 24, on 9 January 2009, in order to optimise the capital, liquidity funding and overall financial efficiency of the Santander group, Banco Santander, S.A. transferred all of its Alliance & Leicester plc shares to Abbey National plc in exchange for Abbey National plc newly issued ordinary shares.  Accordingly, Abbey National plc is now the immediate parent company of Alliance & Leicester plc.

21. Impact of the Current Credit Environment

The Group aims to actively manage its exposure to financial institutions and non-bank financial institutions such as pension and investment funds, monoline insurers and general insurers. This exposure arises from investment in floating rate notes, short term money market placements, derivative transactions and margin posting on securities borrowing transactions.
The Group had limited exposure to Lehman Brothers Group of £9m arising from derivative contracts and cash collateral accounts. The total claim lodged with the Administrators was £9m and is fully provided for. The Group had no exposure to Washington Mutual and only a £77m exposure to Icelandic counterparties which is partially covered by credit default swap protection. The remaining exposure is fully provided for.  At 31 December 2008, the Group also had indirect exposure of Euro 3m to Madoff funds through a structured note. This note was closed out with no loss in February 2009.
Details of the Group’s investing and lending arrangements with respect to floating rate notes (‘FRNs’), asset-backed securities (‘ABS’), Collateralised Debt Obligations (‘CDOs’), Collateralised Loan Obligations (‘CLOs’), Structured Investment Vehicles (‘SIVs’), monoline Insurers, off-balance sheet entities, other holdings for liquidity purposes, and lending activities are set out below. The amounts below include securities classified as trading assets, financial assets designated at fair value, and loan & receivable securities in the balance sheet.

	Nominal	2009 Fair value movement(1)		Provisions(1)	Fair value
		Income statement	Reserves
	£m	£m	£m	£m	£m
Floating rate notes	12,767	12	-	-	12,284
Asset backed securities	7,058	(82)	-	(12)	5,991
Collateralised debt obligations	187	(2)	-	-	55
Collateralised loan obligations	302	-	-	-	192
Principal protected notes (PPN)	40	6	-	(6)	22
Other investments	109	-	-	-	120
Total	20,463	(66)	-	(18)	18,664
(1) Amounts in respect of assets held at the balance sheet date i.e. not including amounts relating to assets sold during the period.

Analysis of provisions on the Treasury asset portfolio and other investment securities
2009 £m
Provisions as at 1 January	-
Charge for the period: Increase in impairment	18
Provisions as at 30 June	18

Provisions on investment securities are all individual provisions.

Investment securities by credit rating of the issuer or counterparty(1)
	FRNs £m	Other £m	Total £m
AAA	3,741	5,813	9,554
AA+	-	270	270
AA	2,732	97	2,829
A	5,021	75	5,096
BBB	721	43	764
Below BBB	69	82	151
Total	12,284	6,380	18,664
(1) External ratings are applied to all exposures, where available.

Floating Rate Notes
	Nominal value		2009 Fair value movement		Provisions	Fair value	Value as % of nominal value
			Income statement	Reserves
Country	£m	%	£m	£m	£m	£m	%
UK	4,851	38	-	-	-	4,817	99
Italy	812	6	-	-	-	801	99
Spain	1,682	13	2	-	-	1,593	95
Rest of Europe	3,286	26	9	-	-	3,082	94
US	917	7	-	-	-	811	88
Rest of World	1,219	10	1	-	-	1,180	97
Total	12,767	100	12	-	-	12,284	96

	Nominal value		2009 Fair value movement		Provisions	Fair value	Value as % of nominal value
			Income statement	Reserves
Credit rating	£m	%	£m	£m	£m	£m	%
AAA	3,709	29	3	-	-	3,741	101
AA	2,807	22	5	-	-	2,732	97
A	5,381	42	3	-	-	5,021	93
BBB	762	6	-	-	-	721	95
Below BBB	108	1	1	-	-	69	64
Total	12,767	100	12	-	-	12,284	96

The FRNs held are principally issued by banks and other financial institutions.  On average, the FRNs have 23 months to maturity.

Asset-Backed Securities
The Group has a portfolio of structured assets, which is diversified by issuer, underlying asset type and geography. Further details on structured asset exposures are set out in the tables below.
	Nominal value		2009 Fair value movement		Provisions	Fair value	Value as % of nominal value
			Income statement	Reserves
Country	£m	%	£m	£m	£m	£m	%
UK
ABS	18	-	-	-	-	15	83
MBS	1,217	17	(5)	-	-	1,069	88
Rest of Europe
ABS	350	5	(3)	-	-	310	88
MBS	4,169	59	(74)	-	(12)	3,582	86
US
ABS	821	12	-	-	-	712	87
MBS	280	4	-	-	-	113	40
Rest of World
ABS	6	-	-	-	-	6	100
MBS	197	3	-	-	-	184	93
Total	7,058	100	(82)	-	(12)	5,991	85

	Nominal value		2009 Fair value movement		Provisions	Fair value	Value as % of nominal value
			Income statement	Reserves
Credit rating	£m	%	£m	£m	£m	£m	%
AAA
ABS	1,141	16	(3)	-	-	1,008	88
MBS	5,266	76	(71)	-	-	4,496	85
AA+
ABS	-	-	-	-	-	-	-
MBS	218	3	(8)	-	-	270	124
AA
ABS	14	-	-	-	-	10	71
MBS	108	2	-	-	-	58	54
A
ABS	13	-	-	-	-	6	46
MBS	81	1	-	-	-	55	68
BBB
ABS	18	-	-	-	-	14	78
MBS	32	-	-	-	-	13	41
Below BBB
ABS	8	-	-	-	-	5	-
MBS	159	2	-	-	(12)	56	35
Total	7,058	100	(82)	-	(12)	5,991	85

The fair value movements above exclude the effects of changes in foreign exchange rates.

Collateralised Debt Obligations
	Nominal value		2009 Fair value movement		Provisions	Fair value	Original exposure to sub-prime	Original credit enhancement	Fair value as % of nominal
			Income statement	Reserves
Country	£m	%	£m	£m	£m	£m	%	%	%
UK	21	11	-	-	-	11	-	27	52
Rest of Europe	9	5	(1)	-	-	2	-	4	22
US	156	83	(1)	-	-	41	18	29	26
Rest of world	1	1	-	-	-	1	-	11	100
Total	187	100	(2)	-	-	55	14	27	29

	Nominal value		2009 Fair value movement		Provisions	Fair value	Original exposure to sub-prime	Original credit enhancement	Fair value as % of nominal
			Income statement	Reserves
Credit rating	£m	%	£m	£m	£m	£m	%	%	%
AAA	11	6	-	-	-	7	-	22	64
AA	25	13	-	-	-	11	3	36	44
A	6	3	-	-	-	3	22	9	50
BBB	29	16	-	-	-	14	2	29	48
Below BBB	116	62	(2)	-	-	20	28	25	17
Total	187	100	(2)	-	-	55	14	27	29

In addition, in the ordinary course of business, the Group entered into long-term interest rate hedging contracts with five investment vehicles whose underlying assets comprise debt securities, bank loans and energy and infrastructure financings. Although the vehicles themselves are not externally rated, the counterparty exposure ranks super-senior to the most senior notes issued by the vehicles and these notes are rated AAA or AA.  The total mark-to-market exposure at 30 June 2009 was £128m (2008: £186m).

Collateralised Loan Obligations
	Nominal		2009 Fair value movement		Provisions	Fair value	Fair value as % of nominal
			Income statement	Reserves
Country	£m	%	£m	£m	£m	£m	%
UK	96	32	1	-	-	71	74
Rest of Europe	41	13	-	-	-	18	44
US	165	55	(1)	-	-	103	62
Total	302	100	-	-	-	192	64

	Nominal		2009 Fair value movement		Provisions	Fair value	Fair value as % of nominal
			Income statement	Reserves
Credit rating	£m	%	£m	£m	£m	£m	%
AAA	217	72	-	-	-	160	74
AA	46	15	-	-	-	18	39
A	24	8	-	-	-	11	46
BBB	9	3	-	-	-	2	22
Below BBB	6	2	-	-	-	1	17
Total	302	100	-	-	-	192	64

Structured Investment Vehicles
The Group has insignificant holdings in SIVs, with a nominal value of £17m (2008: £17m) against which provisions of £12m (2008: £12m) are held, giving a book value of £5m (2008: £5m). The SIVs are classified as floating rate notes in the balance sheet.

Monoline Insurers
The Group has a £183m (2008: £255m) exposure to corporate bonds and securitisations which are wrapped by monoline insurers. The principal risk exposures are recorded against the corporate bond and securitisations, with the monoline wraps being viewed as contingent exposures.

Exposure to Off-Balance Sheet Entities sponsored by the Group

Secured Loan to Conduit
The Group’s Conduit facility is currently funded by the Group via secured loans. The Group assesses impairment based on the performance of the underlying assets within the Conduit. The Conduit is not consolidated into the Group accounts on the basis that the Special Purpose Entities (‘SPEs’) within the Conduit are not controlled by the Group.
The underlying assets within the Conduit at 30 June 2009 analysed by asset type and credit rating are as follows:

Asset Type	Credit rating	Nominal	Cumulative Impairment	Original credit enhancement	Original sub-prime exposure	Original vintage
						Pre-2005	2005	2006	2007
		£m	£m	%	%	%	%	%	%
ABS
US RMBS	AAA	11	-	40	-	22	78	-	-
(ALT-A)	AA	4	-	23	-	47	53	-	-
	BBB	7	-	29	-	-	100	-	-
	Below BBB	21	-	28	-	52	48	-	-
Total ABS		43	-	31	-	36	64	-	-

CLO
	AAA	288	-	24	-	98	-	-	2
	AA	37	-	28	-	100	-	-	-
	A	76	-	24	-	100	-	-	-
	BBB	4	-	34	-	-	100	-	-
Total CLO		405	-	24	-	98	1	-	1

CDO
ABS CDO	AAA	12	-	24	37	100	-	-	-
	AA	4	-	31	37	100	-	-	-
	A	5	-	23	39	100	-	-	-
	BBB	10	-	24	47	100	-	-	-
	Below BBB	66	(39)	32	56	100	-	-	-
		97	(39)	28	48	100	-	-	-
Synthetic CDO
	AAA	31	-	7	-	-	100	-	-
	BBB	15	-	22	-	-	100	-	-
	Below BBB	91	(45)	13	-	23	77	-	-
		137	(45)	12	-	16	84	-	-
Other								-
	AAA	9	-	63	-	100	-	-	-
	AA	17	-	83	-	100	-	-	-
	A	36	-	47	-	-	-	100	-
	BBB	6	-	47	-	-	100	-	-
	Below BBB	20	-	59	-	-	53	47	-
		88	-	49	-	30	19	51	-
Total CDO		322	(84)	30	12	45	41	14	-
Total Conduit assets		770	(84)	26	4	72	21	6	1

The only other SPEs sponsored but not consolidated by the Group are SPEs which issue shares that back retail structured products. The Group's arrangements with these entities comprise the provision of equity derivatives and a secondary market-making service to those retail customers who wish to exit early from these products. The total value of products issued by the SPEs is £4,649m (2008: £3,213m), and the total value of repurchases held by the Group is £219m (2008: £254m).

Other investments
Other investments total £109m (2008: £156m). The majority of these are corporate lending transactions completed by Corporate Banking.  It also includes discounts, premiums, and accrued interest.

Credit Derivatives
Global Banking & Markets previously operated a credit derivatives business.  The business traded in single-name credit derivatives, credit derivative indices and a limited number of portfolio credit derivative transactions. The credit derivatives trading function operated within the same framework as other trading functions of the Group. Risk limits were established and monitored.  There is a limited number of remaining credit derivative transactions with a nominal value of £876m (2008: £1.1bn) where the Group faces external counterparties and the risk has been hedged with Banco Santander, S.A. in Spain.

Lending Activities
The Group is principally a retail prime lender and has no appetite or product offering for any type of sub-prime business. The Group’s credit policy explicitly prohibits such lending and is specifically designed to ensure that any business written is responsible, affordable (both initially and an on-going basis) and of a good credit quality. The Group’s principal lending activities arise in the Retail Banking division.

Liquidity
In addition to funding customer loans and advances, the Group also holds available liquid assets, in the form of cash and short term deposits, to manage the day-to-day requirements of the business.

22. Events after the reporting period

None.

23. Consolidating financial information

Under IAS 27, the Company and Abbey National Treasury Services plc account for investments in their subsidiaries at cost subject to impairment. Rule 3-10 of Regulation S-X requires a company to account for its investments in subsidiaries using the equity method, which would increase the results for the period of the Company and Abbey National Treasury Services in the information below by £93m and £156m, respectively (2008: £486m and £152m). The net assets of the Company and Abbey National Treasury Services in the information below would also be increased by £401m and £648m, respectively (2008: £1,552m and £497m).

Income statements
For the six months ended 30 June 2009	The Company £m	Abbey National Treasury Services £m	Other £m	Adjustments £m	Consolidated £m
Net interest income	1,007	(65)	732	13	1,687
Fee, commission, trading, and other income	619	142	(444)	288	605
Total operating income	1,626	77	288	301	2,292
Administration expenses	(563)	(65)	(290)	4	(914)
Depreciation and amortisation	(67)	(2)	(59)	-	(128)
Impairment and provisions	(276)	(14)	(173)	58	(405)
Profit/(loss) before tax	720	(4)	(234)	363	845
Tax	(148)	39	36	(129)	(202)
Profit/(loss) for the period	572	35	(198)	234	643

For the six months ended 30 June 2008	The Company £m	Abbey National Treasury Services £m	Other £m	Adjustments £m	Consolidated £m
Net interest income	551	169	117	(3)	834
Fee, commission, trading, and other income	57	(15)	655	(62)	635
Total operating income	608	154	772	(65)	1,469
Administration expenses	(520)	(66)	(44)	1	(629)
Depreciation and amortisation	(41)	(2)	(65)	-	(108)
Impairment and provisions	(139)	(11)	12	(23)	(161)
Profit/(loss) before tax	(92)	75	675	(87)	571
Tax	33	(11)	(163)	(3)	(144)
Profit/(loss) for the period	(59)	64	512	(90)	427

Balance sheets
At 30 June 2009	The Company £m	Abbey National Treasury Services £m	Other £m	Adjustments £m	Consolidated £m
Cash and balances at central banks	4,236	11	375	-	4,622
Trading assets	-	20,544	23,575	(16,676)	27,443
Derivative financial instruments	2,668	24,671	7,330	(9,321)	25,348
Financial assets designated at fair value	44,687	12,050	282	(44,642)	12,377
Loans and advances to banks	118,034	126,854	110,052	(345,289)	9,651
Loans and advances to customers	125,794	24,844	93,781	(61,969)	182,450
Available for sale securities	28	-	755	-	783
Loans and receivable securities	395	798	12,917	(3,088)	11,022
Macro hedge of interest rate risk	-	894	479	-	1,373
Investment in associated undertakings	76	-	11,024	(11,030)	70
Investment in subsidiary undertakings	7,160	2,185	1,091	(10,436)	-
Intangible assets	506	5	101	581	1,193
Property, plant and equipment	523	10	326	50	909
Operating lease assets	-	-	333	-	333
Current tax assets	243	3	74	-	320
Deferred tax assets	560	73	631	1	1,265
Other assets	1,006	191	464	1	1,662
Total assets	305,916	213,133	263,590	(501,818)	280,821
Deposits by banks	126,399	125,878	23,494	(269,459)	6,312
Deposits by customers	161,582	10,974	99,667	(138,422)	133,801
Derivative financial instruments	2,925	27,098	2,621	(9,426)	23,218
Trading liabilities	26	17,537	49,680	(16,676)	50,567
Financial liabilities designated at fair value	-	2,572	175	-	2,747
Debt securities in issue	-	25,982	64,488	(44,774)	45,696
Other borrowed funds	555	-	931	(125)	1,361
Subordinated liabilities	5,589	-	2,340	(2,344)	5,585
Other liabilities	1,354	99	730	(8)	2,175
Other provisions	58	-	23	-	81
Current tax liabilities	198	182	199	-	579
Deferred tax liabilities	6	-	326	81	413
Retirement benefit obligations	1,089	-	250	-	1,339
Total liabilities	299,781	210,322	244,924	(481,153)	273,874
Total shareholders equity	6,135	2,811	18,666	(20,665)	6,947
Total liabilities and equity	305,916	213,133	263,590	(501,818)	280,821

At 31 December 2008	The Company £m	Abbey National Treasury Services £m	Other £m	Adjustments £m	Consolidated £m
Cash and balances at central banks	2,456	8	1,553	-	4,017
Trading assets	-	26,389	19,675	(20,578)	25,486
Derivative financial instruments	2,735	32,160	14,089	(13,859)	35,125
Financial assets designated at fair value	47,525	11,005	339	(47,492)	11,377
Loans and advances to banks	116,486	128,035	104,523	(332,968)	16,076
Loans and advances to customers	123,319	25,027	99,222	(67,143)	180,425
Available for sale securities	25	-	2,638	-	2,663
Loans and receivable securities	-	-	14,250	(143)	14,107
Macro hedge of interest rate risk	-	1,475	713	-	2,188
Investment in associated undertakings	741	-	-	(706)	35
Investment in subsidiary undertakings	5,222	2,335	2,050	(9,607)	-
Intangible assets	406	6	107	560	1,079
Property, plant and equipment	569	9	226	50	854
Operating lease assets	-	-	348	-	348
Current tax assets	194	-	18	-	212
Deferred tax assets	458	75	635	(3)	1,165
Other assets	990	778	332	-	2,100
Total assets	301,126	227,302	260,718	(491,889)	297,257
Deposits by banks	124,846	123,366	32,728	(266,452)	14,488
Deposits by customers	155,466	9,743	97,185	(132,149)	130,245
Derivative financial instruments	5,393	33,511	2,926	(14,020)	27,810
Trading liabilities	739	22,996	36,672	(19,669)	40,738
Financial liabilities designated at fair value	-	4,898	775	-	5,673
Debt securities in issue	-	29,692	76,089	(47,270)	58,511
Other borrowed funds	905	-	1,028	143	2,076
Subordinated liabilities	7,030	-	2,558	(2,801)	6,787
Other liabilities	1,283	83	1,034	(58)	2,342
Other provisions	99	-	42	-	141
Current tax liabilities	128	236	154	-	518
Deferred tax liabilities	6	-	421	(9)	418
Retirement benefit obligations	797	-	16	-	813
Total liabilities	296,692	224,525	251,628	(482,285)	290,560
Total shareholders equity	4,434	2,777	9,090	(9,604)	6,697
Total liabilities and equity	301,126	227,302	260,718	(491,889)	297,257

Cash flow statements
For the six months ended 30 June 2009	The Company £m	Abbey National Treasury Services £m	Other £m	Adjustments £m	Consolidated £m
Net cash flow from / (used in) operating activities	54,233	22,210	(77,194)	-	(751)
Net cash flow used in investing activities	(102)	126	1,391	-	1,415
Net cash flow from / (used in) financing activities	(512)	-	(4,448)	-	(4,960)
Net (decrease) in cash and cash equivalents	53,619	22,336	(80,251)	-	(4,296)
Cash and cash equivalents at beginning of the period	61,203	38,020	(71,548)	-	27,675
Effects of exchange rate changes on cash and cash equivalents	-	(2,361)	(233)	-	(2,594)
Cash and cash equivalents at end of the period	114,822	57,995	(152,032)	-	20,785

For the six months ended 30 June 2008(1)	The Company £m	Abbey National Treasury Services £m	Other £m	Adjustments £m	Consolidated £m
Net cash flow from / (used in) operating activities	33,515	(3,909)	(37,826)	-	(8,220)
Net cash flow from / (used in) investing activities	(26)	44	(119)	-	(101)
Net cash flow from / (used in) financing activities	(453)	-	1,640	-	1,187
Net increase/ (decrease) in cash and cash equivalents	33,036	(3,865)	(36,305)	-	(7.134)
Cash and cash equivalents at beginning of the period	10,594	29,137	(5,675)	-	34,056
Effects of exchange rate changes on cash and cash equivalents	-	64	213	-	277
Cash and cash equivalents at end of the period	43,630	25,336	(41,767)	-	27,199
(1) Amended for the change in accounting policy for cash equivalents described in the Accounting Policies on page 5.

24. Other recent developments

On 9 January 2009, in order to optimise the capital, liquidity funding and overall financial efficiency of the enlarged Santander group, Banco Santander, S.A. transferred all of its Alliance & Leicester plc shares to the Company in exchange for 12,631,375,230 Abbey National plc newly issued ordinary shares. Accordingly, the Company is now the immediate parent company of Alliance & Leicester plc.  In the absence of authoritative guidance under IFRS for accounting for transactions between entities under common control, the transfer has been accounted for in a manner consistent with group reconstruction relief under UK GAAP.  As a result, the transfer of Alliance & Leicester plc has been accounted for by the Company with effect from 10 October 2008, the date on which Banco Santander, S.A. acquired Alliance & Leicester plc.
The consolidated balance sheet and related notes of the Group at 31 December 2008 have been updated to reflect this treatment.  The other primary financial statements included in these condensed consolidated interim financial statements are unaffected.
As a result of the transfer of Alliance & Leicester plc to the Company, the Group has adopted the following additional accounting policies applied by Alliance & Leicester plc and its subsidiaries to types of transactions that the Group previously had no significant involvement with:

Hedge accounting - addition
The Group designates cash flow hedges to hedge exposures to variability in cash flows, such as variable rate financial assets and liabilities. Hedge accounting is used for derivatives designated in this way provided certain criteria are met.
At the time a financial instrument is designated as a hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s). Documentation includes risk management objectives and the strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. Accordingly, the Group formally assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging derivatives have been and will be highly effective in offsetting changes in the fair value of the hedged items. A hedge is normally regarded as highly effective if, at inception and throughout its life, the Group can expect, and actual results indicate, that changes in the fair value of the hedged items are effectively offset by changes in the fair value of the hedging instrument, and actual results are within a range of 80% to 125%.
For cash flow hedges the effective portion of change in the fair value of the hedging instrument is recognised in equity, and recycled to profit or loss in the periods when the hedged item will affect profit or loss. Hedge ineffectiveness represents the amount by which the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged item. Such gains and losses are recorded in current period earnings within net trading and other income. Gains and losses on components of a hedging derivative that are excluded from assessing hedge effectiveness are also included in net trading and other income.

Impairment of financial assets - addition
At each balance sheet date the Group assesses whether, as a result of one or more events occurring after initial recognition, there is objective evidence that a financial asset or group of financial assets classified as available-for-sale or loans and receivables have become impaired. Evidence of impairment may include indications that the borrower or group of borrowers have defaulted, are experiencing significant financial difficulty, or the debt has been restructured to reduce the burden to the borrower.

(a) Corporate assets
Impairments for these assets are assessed on both an individual and a collective basis. For individual assets impairment reviews are conducted monthly for those assets on the Group’s Watchlist, with a particular focus on the following scenarios: (1) where an asset has a payment default which has been outstanding for 90 days or more; (2) where non-payment defaults have occurred and/or where it has become evident that some sort of workout or rescheduling exercise is to be undertaken; or (3) where, for example with Real Estate Finance, it has become evident that the value of the Group’s security is no longer considered adequate.
In such situations the file is transferred to the Corporate Banking Workouts team within Credit Risk.  As part of their assessment, a full review of the expected future cash flows in relation to the relevant asset, appropriately discounted, will be undertaken and the result compared to the current net book value of the asset. Any shortfall evidenced as a result of such a review, particularly where the shortfall is likely to be permanent, will lead to a suitable impairment recommendation.
Collective impairments are also looked at for portfolios where it is felt that market events, either specific or general, are likely to determine that losses are already inherent in a portfolio notwithstanding that these events may not have manifested themselves in specific defaults or other triggers that would lead to an individual impairment assessment. The amount of any such collective impairment will, for each portfolio concerned, represent management’s best estimate of likely loss levels and will take into account inter alia estimates of future actual default rates and likely recovery levels.
(b) Treasury portfolio assets
Treasury assets (including derivative financial instruments, financial assets designated at fair value, loans and advances to banks, available-for-sale securities and loan and receivable securities) are assessed individually for impairment. A provision is made when management obtains information that suggests losses in the underlying portfolios will prevent the assets making payments in accordance with their contractual terms.
For assets carried at amortised cost, the Group measures the amount of the loss as the difference between the carrying amount of the asset or group of assets and the present value of the estimated future cash flows from the asset or group of assets discounted at the original effective interest rate of the assets.

Leases - addition
The Group as lessor – Amounts due from lessees under finance leases and hire purchase contracts are recorded as receivables at the amount of the Group’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group’s net investment outstanding in respect of the leases and hire purchase contracts.

Critical accounting policies and areas of significant management judgment - addition
Deferred tax
The Group recognises deferred tax assets with respect to tax losses carried forward to the extent that it is probable that future taxable profits will be available against which the unused tax losses and unused tax credits can be utilised. At 31 December 2008 the Group has recognised such deferred tax assets in full.  The value of the deferred tax asset is based on management’s best estimate of the amount that will be recoverable in the foreseeable future. This estimate is based on management’s assessment of future taxable profits that are expected to arise over this period.
The Group considers accounting estimates in respect of £368m of the deferred tax assets relating to the Alliance & Leicester Group ‘critical accounting estimates’ because: (i) they are highly susceptible to change from period to period as the assumptions about future taxable profits represent forward-looking estimates which are inherently vulnerable to changes in economic and market conditions, and (ii) any significant shortfall between the Group’s estimated taxable profits and actual taxable profits could require the Group to take charges which, if significant, could have a material impact on its future income statement and its balance sheet. The Group’s assumptions about estimated future taxable profits are based on assumptions about future performance within the Abbey National plc group, of which Alliance & Leicester plc is a part, and general economic conditions, which are not necessarily an indication of future performance.
Changes in deferred tax assets are adjusted in the ‘Deferred tax assets’ line item on the balance sheet.
If management estimates of future tax profits were not met, it is possible that the deferred tax asset would still be recovered, but over a longer period, therefore it is not possible to quantify reliably a meaningful sensitivity or range of possible outcomes. Under current UK tax legislation, the tax losses in respect of which deferred tax assets have been recognised do not expire.

Updated consolidated balance sheet at 31 December 2008
The updated consolidated balance sheet of the Group set out below is based on the original audited consolidated balance sheet of the Group at 31 December 2008 and the audited consolidated balance sheet of the Alliance & Leicester group at 31 December 2008 which have been prepared in accordance with IFRS as issued by the IASB in addition to being consistent with IFRS as adopted for use in the European Union. Inter-company balances between Abbey National Group companies and Alliance & Leicester group companies have been eliminated. Finally, the acquisition adjustments originally recognised by Banco Santander, S.A. have been applied.

As at 31 December 2008 (Unaudited)
	Note 24 Section	Abbey National Group £m	Alliance & Leicester Group £m	Inter-company eliminations £m	Acquisition adjustments £m	Total £m
Assets
Cash and balances at central banks	(i)	2,464	1,553	-	-	4,017
Trading assets	(ii)	25,486	–	-	-	25,486
Derivative financial instruments	(iii)	32,281	2,876	(32)	-	35,125
Financial assets designated at fair value	(iv)	11,314	63	-	-	11,377
Loans and advances to banks	(v)	24,301	1,239	(9,464)	-	16,076
Loans and advances to customers	(vi)	129,023	51,402	-	-	180,425
Available for sale securities	(viii)	1,005	1,658	-	-	2,663
Loans and receivables securities	(ix)	-	14,250	(146)	3	14,107
Macro hedge of interest rate risk		1,475	713	-	-	2,188
Investments in associated undertakings	(x)	735	-	-	(700)	35
Intangible assets	(xi)	502	17	-	560	1,079
Property, plant and equipment	(xii)	581	223	-	50	854
Operating lease assets	(xiii)	-	348	-	-	348
Current tax assets		195	17	-	-	212
Deferred tax assets	(xiv)	539	626	-	-	1,165
Other assets	(xv)	1,841	259	-	-	2,100
Total assets		231,742	75,244	(9,642)	(87)	297,257
Liabilities
Deposits by banks	(xvi)	3,337	11,516	(365)	-	14,488
Deposits by customers	(xvii)	99,246	39,765	(8,766)	-	130,245
Derivative financial instruments	(iii)	26,309	1,533	(32)	-	27,810
Trading liabilities	(xviii)	40,738	-	-	-	40,738
Financial liabilities designated at fair value	(xix)	4,945	728	-	-	5,673
Debt securities in issue	(xx)	41,178	17,477	(144)	-	58,511
Other borrowed funds	(xxi)	2,076	-	-	-	2,076
Subordinated liabilities	(xxii)	5,826	1,436	(335)	(140)	6,787
Other liabilities	(xxiii)	1,770	631	-	(59)	2,342
Provisions	(xxiv)	107	34	-	-	141
Current tax liabilities		517	1	-	-	518
Deferred tax liabilities	(xiv)	86	278	-	54	418
Retirement benefit obligations	(xxv)	796	17	-	-	813
Total liabilities		226,931	73,416	(9,642)	(145)	290,560
Equity
Share capital	(xxviii)	1,148	328	-	936	2,412
Share premium account	(xxviii)	1,857	724	-	(724)	1,857
Preference shares and innovative Tier 1		-	605	-	(605)	-
Retained earnings	(xxix)	1,670	210	-	(210)	1,670
Other reserves	(xxix)	30	(39)	-	56	47
		4,705	1,828	-	(547)	5,986
Non-controlling interest	(xxvii)	106	-	-	605	711
Total shareholders equity		4,811	1,828	-	58	6,697
Total liabilities and equity		231,742	75,244	(9,642)	(87)	297,257

Acquisition adjustments
The initial computation of the purchase price, the allocation of the purchase price to the net assets of Alliance & Leicester plc based on fair values estimated by Banco Santander, S.A. at 10 October 2008, and the resulting amount of goodwill were:
	£m	£m	£m
Purchase price:
Fair value of shares issued by Banco Santander, S.A. in exchange for Alliance & Leicester plc shares (including acquisition costs of £18m)			1,281
Less:
Alliance & Leicester’s shareholders’ funds at 10 October 2008		523
Fair value adjustments:
- Loans and receivables securities	3
- Property, plant and equipment	50
- Subordinated liabilities	140
- Other liabilities	59
- Deferred tax (tax effect of the above adjustments)	(54)
		198
			721
Goodwill			560
The computation of the purchase price was based on the fair value (i.e. the published price) of 140,950,944 new Banco Santander, S.A. shares of Euro 0.50 par value each, with a share premium of Euro 10.73 per share that were issued in exchange for Alliance & Leicester plc common shares on 10 October 2008. The share capital, share premium and pre-acquisition reserves (retained earnings and other reserves) of Alliance & Leicester plc have also been eliminated on acquisition.  The Company’s existing holding of 35.6% of Alliance & Leicester plc’s equity voting interests at 31 December 2008 was also eliminated. The initial accounting for this transaction is incomplete, as Banco Santander, S.A. has not yet received all the information it is seeking about facts and circumstances that existed at the date of its acquisition of Alliance & Leicester plc.

(i) Cash and balances with central banks

2008 £m
Cash in hand	804
Balances with central banks	3,213
4,017

For regulatory purposes, certain minimum cash balances are required to be maintained with the Bank of England.  At 31 December 2008, these amounted to £171m.

(ii) Trading assets

2008 £m
Balances with central banks	2,498
Loans and advances to banks	4,947
Loans and advances to customers	532
Debt securities	16,801
Equity securities	708
25,486

Debt securities can be analysed by type of issuer as follows:

2008 £m
Issued by public bodies:
- Government securities	3,139
Issued by other issuers:
- Bank and building society certificates of deposit: Government guaranteed	3,119
- Bank and building society certificates of deposit: Other	4,913
- Other debt securities: Government guaranteed	928
- Other debt securities: Other	4,702
16,801

Debt securities and equity securities can be analysed by listing status as follows:

2008 £m
Debt securities:
- Listed in the UK	9,576
- Listed elsewhere	7,225
- Unlisted	-
16,801
Equity securities:
- Listed in the UK	317
- Listed elsewhere	391
708

(iii) Derivative financial instruments

All derivatives are required to be held at fair value through profit or loss and classified as held for trading unless they are designated as being in a hedge relationship. Derivatives are held for trading or for risk management purposes. The Group chooses to designate certain derivatives as in a hedging relationship if they meet specific criteria.

Derivatives held for trading purposes
Global Banking & Markets is the only area of the Group actively trading derivative products and is additionally responsible for implementing Group derivative hedging with the external market. For trading activities, its objectives are to gain value by:

>	Marketing derivatives to end users and hedging the resulting exposures efficiently; and
>	The management of trading exposure reflected on the Group’s balance sheet.

Trading derivatives include interest rate, cross currency, equity, property and other index related swaps, forwards, caps, floors, swaptions, as well as credit default and total return swaps, equity index contracts and exchange traded interest rate futures and equity index options.

Derivatives held for risk management purposes
The main derivatives are interest rate and cross-currency swaps, which are used to hedge the Group’s exposure to interest rates and exchange rates. These risks are inherent in non-trading assets, liabilities and positions, including fixed-rate lending and structured savings products within the relevant operations throughout the Group, including medium-term note issues, capital issues and fixed-rate asset purchases.
The derivatives table in the ‘Market Risk in Group Infrastructure’ section in the 2008 Risk Management Report, not included in this set of condensed consolidated interim financial statements, summarises activities undertaken by the Group, the related risks associated with such activities and the types of derivative used in managing such risks. Such risks may also be managed using natural offsets within other on-balance sheet instruments as part of an integrated approach to risk management.
Derivative products which are combinations of more basic derivatives (such as swaps with embedded option features), or which have leverage features, may be used in circumstances where the underlying position being hedged contains the same risk features. In such cases, the derivative used will be structured to match the risks of the underlying asset or liability. Exposure to market risk on such contracts is therefore hedged.  The fair values of derivative instruments held both for trading and hedging purposes are set out in the following tables. The tables below show the contract or underlying principal amounts, positive and negative fair values of derivatives analysed by contract. Contract or notional amounts indicate the volume of business outstanding at the balance sheet date and do not represent amounts of risk. The fair values represent the amount at which a contract could be exchanged in an arm’s length transaction, calculated at market rates at the balance sheet date.
Derivatives classified as held for trading or held for risk management purposes that have not been designated as in a hedging relationship are classified as derivatives held for trading in the table below. Derivatives that have been designated as in a hedging relationship are classified as derivatives held for hedging below.
2008 Derivatives held for trading	Contract/ notional amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:
- Cross-currency swaps	33,507	8,236	551
- Foreign exchange swaps and forwards	19,563	1,421	1,129
	53,070	9,657	1,680
Interest rate contracts:
- Interest rate swaps	471,976	16,887	16,658
- Caps, floors and swaptions	44,529	1,782	1,842
- Futures (exchange traded)	55,534	232	-
- Forward rate agreements	250,324	604	599
	822,363	19,505	19,099
Equity and credit contracts:
- Equity index and similar products	16,245	1,597	3,659
- Equity index options (exchange traded)	11,564	843	803
- Credit default swaps and similar products	1,854	111	179
	29,663	2,551	4,641
Total derivative assets and liabilities held for trading	905,096	31,713	25,420

2008 Derivatives held for hedging	Contract/ notional amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:
- Cross-currency swaps	2,595	1,136	-
Interest rate contracts:
- Interest rate swaps	85,183	2,276	2,390
Total derivative assets and liabilities held for hedging	87,778	3,412	2,390
Total recognised derivative assets and liabilities	992,874	35,125	27,810

(iv) Financial assets designated at fair value
2008 £m
Loans and advances to customers	6,687
Debt securities	4,690
11,377

Financial assets are designated at fair value through profit or loss where this results in more relevant information because it significantly reduces a measurement inconsistency that would otherwise arise from measuring the assets or liabilities or recognising gains or losses on them on a different basis. The following assets have been designated at fair value through profit or loss:
>
Loans and advances to customers, representing loans secured on residential property to housing associations. These would otherwise have been measured at amortised cost with the associated derivatives used to economically hedge the risk held for trading and measured at fair value through profit or loss.

>
Debt securities in issue representing holdings of asset-backed securities. At the date of their acquisition, they were managed, and their performance was evaluated, on a fair value basis in accordance with a documented investment strategy, and information about them was provided internally on that basis to the Group’s key management personnel.   Almost all of these securities are now managed on an accruals basis, but are not eligible for reclassification under IAS 39.

The maximum exposure to credit risk on loans and advances designated as held at fair value through profit or loss at the balance sheet date was £6,335m for the Group. The maximum exposure was mitigated by the Group having a charge over the residential properties in respect of lending to housing associations. Of the movement in the fair value of the loans and advances to banks, loans and advances to customers and debt securities an amount of £474m was due to changes in credit spreads.
Debt securities can be analysed by listing status as follows:

2008 £m
Listed in the UK	-
Listed elsewhere	4,120
Unlisted	570
4,690

(v) Loans and advances to banks

2008 £m
Placements with other banks	6,723
Amounts due from parent	9,353
16,076

Repayable:	2008 £m
On demand	3,630
In not more than 3 months	1,985
In more than 3 months but not more than 1 year	8,980
In more than 1 year but not more than 5 years	61
In more than 5 years	1,420
16,076

(vi) Loans and advances to customers

2008 £m
Advances secured on residential properties	152,507
Corporate loans	15,834
Purchase and resale agreement	1,791
Other secured advances	4,209
Other unsecured advances	6,726
Loans and advances to customers	181,067
Less: loan loss allowances	(642)
Loans and advances to customers, net of loan loss allowances	180,425

Repayable:	2008 £m
On demand	636
In no more than 3 months	6,712
In more than 3 months but not more than 1 year	5,974
In more than 1 year but not more than 5 years	25,400
In more than 5 years	142,345
Loans and advances to customers	181,067
Less: loan loss allowances	(642)
Loans and advances to customers, net of loan loss allowances	180,425

The Group’s leasing subsidiaries enter into finance lease and hire purchase arrangements with customers, as follows.

Gross investment in finance leases and hire purchase contracts receivable	2008 £m
Within 1 year	333
Between 1-5 years	699
In more than 5 years	1,556
2,588
Unearned future finance income on finance leases and hire purchase contracts	(797)
Net investment in finance leases and hire purchase contracts	1,791

The net investment in finance leases and hire purchase contracts is analysed as follows:	2008 £m
Within 1 year	230
Between 1-5 years	484
In more than 5 years	1,077
Net investment in finance leases and hire purchase contracts	1,791

Included in the carrying value of Net investment in finance leases and hire purchase contracts is £48m residual value at the end of the current lease terms, which will be recovered through re-letting or sale.

The loans and advances to customers in the above table have the following interest rate structures:
2008 £m
Fixed rate	90,158
Variable rate	90,909
Less: loan loss allowances	(642)
180,425

Movement in loan loss allowances:
	Loans secured on residential property £m	Corporate Loans £m	Finance leases £m	Other secured advances £m	Other unsecured advances £m	Total £m
As at 1 January 2008	176	-	-	40	335	551
Charge/(release) to the income statement:
- Individually assessed	132	13	-	14	239	398
- Collectively assessed	21	13	-	3	(41)	(4)
	153	26	-	17	198	394
Write offs	(32)	-	-	(9)	(262)	(303)
At 31 December 2008	297	26	-	48	271	642

(vii) Securitisation of assets

Loans and advances to customers include portfolios of residential mortgage loans, which are subject to non-recourse finance arrangements. These loans have been purchased by, or assigned to, special purpose securitisation companies, and have been funded primarily through the issue of mortgage-backed securities (‘Securities’). No gain or loss has been recognised as a result of these sales. These securitisation companies are consolidated and included in the Group financial statements as subsidiaries.

Master Trust Structures
The Group makes use of a type of securitisation known as a master trust structure. In this structure, a pool of assets is assigned to a trust company by the asset originator, initially funded by the originator. A funding entity acquires beneficial interests in a share of the portfolios of assets with funds borrowed from qualifying special purpose entities, which at the same time issue asset-backed securities to third-party investors or the Group. The purpose of the special purpose entities is to obtain diverse, low cost funding through the issue of asset-backed securities, or to use the asset-backed securities as collateral for raising funds. The share of the pool of assets not purchased from the trust company by the funding entity is known as the beneficial interest of the originator.
Using this structure, the Group has assigned portfolios of residential mortgages and their related security to Holmes Trustees Limited, a trust company that holds the portfolios of mortgages on trust for the Company and Holmes Funding Limited. Holmes Funding Limited acquires beneficial interests in the portfolios of mortgages with funds borrowed from the Securitisation Companies, Holmes Financing No.s 1, 8, 9, and 10 plc and Holmes Master Issuer plc.
Alliance & Leicester plc established the Fosse Master Trust securitisation structure in 2006. Notes were issued by Fosse Master Issuer plc to third party investors and the proceeds loaned to Fosse Funding (No. 1) Limited, which in turn used the funds to purchase beneficial interests in mortgages held by Fosse Trustee Limited.
Alliance & Leicester plc established the Langton Master Trust securitisation structure on 25 January 2008. Notes were issued by Langton Securities (2008-1) plc, Langton Securities (2008-2) plc and Langton Securities (2008-3) plc to Alliance & Leicester plc, either for the purpose of creating collateral to be used for funding or for subsequent transfer of Notes to investors outside the Group. Each entity loaned the proceeds of the Notes issued to Langton Funding (No.1) Limited, which in turn used the funds to purchase a beneficial interest in the mortgages held by Langton Mortgages Trustee Limited.
The Company and its subsidiaries are under no obligation to support any losses that may be incurred by the Holmes, Fosse and Langton securitisation companies or holders of the Securities and do not intend to provide such further support. Holders of the Securities are only entitled to obtain payment of principal and interest to the extent that the resources of the Holmes, Fosse and Langton securitisation companies are sufficient to support such payments, and the holders of the Securities have agreed in writing not to seek recourse in any other form.
The Company and its subsidiaries receive payments from the securitisation companies in respect of fees for administering the loans, and payment of deferred consideration for the sale of the loans. The Company and its subsidiaries have no right or obligation to repurchase the benefit of any securitised loan, except if certain representations and warranties given by the Company or its subsidiaries at the time of transfer are breached.

In April and December 2008, Holmes Funding Limited acquired, at book value, additional beneficial interests in the trust property vested in Holmes Trustees Limited. These further beneficial interests of £8.2bn and £13.4bn, respectively, were acquired through borrowing from Holmes Master Issuer plc, which funded its advances to Holmes Funding Limited through the issue of mortgage backed securities. All of the mortgage backed securities issued in 2008 were acquired by Abbey National plc.  It is intended that any future issues will continue to be made from Holmes Master Issuer plc. In April 2008 the remaining mortgage backed securities in issue in Holmes Financing (No. 6) plc and Holmes Financing (No. 7) plc were redeemed. The remaining share of the beneficial interest in residential mortgage loans held by Holmes Trustees Limited belongs to Abbey National plc, and amounts to £8.8bn at 31 December 2008. Mortgage backed notes totalling £7.1bn equivalent were redeemed during the year.

Bracken Securities plc
In October 2007 Alliance & Leicester plc securitised £10,367m of residential mortgage assets to Bracken Securities plc. Notes of £10,367m were issued by Bracken Securities plc to Alliance & Leicester plc, either for the purpose of creating collateral to be used for funding or for subsequent transfer of notes to investors outside the Alliance & Leicester group.

Outstanding balances of assets securitised and non-recourse finance under the Holmes structure at 31 December 2008 were as follows:

Securitisation company	Closing date of securitisation	Gross assets securitised £m	Non-recourse finance £m
Holmes Financing (No. 1) plc	26 July 2000	275	275
Holmes Financing (No. 8) plc	1 April 2004	-	1,278
Holmes Financing (No. 9) plc	8 December 2005	1,507	1,507
Holmes Financing (No. 10) plc	8 August 2006	2,354	2,364
Holmes Master Issuer plc – 2006/1	28 November 2006	2,618	2,618
Holmes Master Issuer plc – 2007/1	28 March 2007	4,210	4,210
Holmes Master Issuer plc – 2007/2	20 June 2007	4,319	4,319
Holmes Master Issuer plc – 2007/3	21 December 2007	7,259	7,259*
Holmes Master Issuer plc – 2008/1	10 April 2008	8,240	8,240*
Holmes Master Issuer plc – 2008/2	19 December 2008	13,360	13,360*
Beneficial interest in mortgages held by Holmes Trustees Limited		8,759	-
		52,901	45,430
* Held by Abbey National plc
The gross assets securitised represent the interest in the trust property held by Holmes Funding Limited related to the debt issued by the securitisation companies. The beneficial interest in the mortgages held by Holmes Trustees Limited represents the proportion of the funds required to be retained in the trust as part of the master trust structure.
The Holmes securitisation companies have placed cash deposits totalling £1.3bn, which have been accumulated to finance the redemption of a number of Securities issued by the Holmes securitisation companies. The Holmes securitisation companies’ contractual interest in advances secured on residential property is therefore reduced by this amount. Abbey National plc and its subsidiaries do not own directly, or indirectly, any of the share capital of any of the securitisation companies.
The Fosse, Bracken and Langton securitisation vehicles have cash deposits totalling £655m, which have been accumulated to finance the redemption of a number of Securities issued by the Fosse, Bracken and Langton securitisation companies. The Fosse, Bracken and Langton securitisation companies’ contractual interest in advances secured on residential property is therefore reduced by this amount. Abbey National plc and its subsidiaries do not own directly, or indirectly, any of the share capital of any of the above securitisation companies or their parents.
Outstanding balances of assets securitised and non-recourse finance under the Fosse, Bracken and Langton structures at 31 December 2008 were as follows:
Securitisation company	Closing date of securitisation	Gross assets securitised £m	Non-recourse finance £m	Issued to A&L as collateral £m
Fosse Master Issuer plc	28 November 2006	1,833	1,909	–
Fosse Master Issuer plc	1 August 2007	1,935	2,035	–
Fosse Master Issuer plc	21 August 2008	360	387	–
Bracken Securities plc	11 October 2007	7,841	–	8,168
Langton Securities (2008-1) plc	25 January 2008	1,812	–	1,844
Langton Securities (2008-2) plc	5 March 2008	1,979	–	2,013
Langton Securities (2008-3) plc	17 June 2008	3,549	–	3,611
Beneficial interest in Fosse Master Trust		2,472	–	–
Beneficial interest in Langton Master Trust		773	–	–

Included within loans and advances to customers are £3,222m of mortgage advances assigned to a bankruptcy remote special purpose entity, Alliance & Leicester Covered Bonds LLP. These loans provide security to issues of covered bonds made by Alliance & Leicester plc. On 15 April 2008, Alliance & Leicester plc issued £500m of covered bonds, under its covered bond programme, which were held by Alliance & Leicester plc at 31 December 2008. A further £2,000m of covered bonds were issued on 9 October 2008 and were held by Alliance & Leicester plc at 31 December 2008. These are not included in the tables above.

The summarised balance sheet of the Holmes, Fosse, Bracken and Langton structures at 31 December 2008 was as follows:

Securitisation companies
2008 £m
Derivative financial instruments	10,008
Loans and advances to banks	3,996
Loans and advances to customers	48,282
Total assets	62,286
Deposits by banks	1,757
Derivative financial instruments	-
Debt securities in issue	59,847
Other liabilities	437
Total liabilities	62,041
Retained earnings	245
Total liabilities and equity	62,286

Issues under the Abbey covered bond programme are not included in the tables above.  For more information, see Note (xx).

(viii) Available-for-sale securities

2008 £m
Debt securities	2,618
Equity securities	45
2,663

Maturities of debt securities:
2008 £m
Due in less than 3 months	1,644
Due in more than 3 months but less than 1 year	970
Due in more than 1 year but less than 5 years	4
Due in more than one year but not more than 5 years	-
2,618

Debt securities comprise UK Government Treasury Bills, issues by other Organisation of Economic Co-operation and Development Governments.  Equity securities do not bear interest.  Equity securities can be analysed by listing status as follows:

2008 £m
Listed in the UK	10
Unlisted	35
45

The movement in available-for-sale securities can be summarised as follows:
£m
At 1 January 2008	40
Additions	1,222
Acquired through business combinations	1,658
Disposals (sale and redemption)	(286)
Amortisation of discount	21
Movement in fair value	8
At 31 December 2008	2,663

(ix) Loan and receivable securities

2008 £m
14,107

These assets were acquired as part of the transfer of Alliance & Leicester plc to the Group.  Upon initial recognition by the Group, the securities were classified as ‘loans and receivables’ as the Group identified that a rare circumstance of extreme market illiquidity existed at that time. The Group has the intention to hold the assets for the foreseeable future or until maturity. Detailed analysis of these securities is contained in Note (xxxvi).

(x) Investments in associated undertakings

The movement in interests in associated undertakings was as follows:
£m
At 1 January 2008	29
Additional investments	8
Share of results	(2)
At 31 December 2008	35

The principal associated undertakings at 31 December 2008 were:

2008
Name and nature of business	Country of registration	Assets £m	Liabilities £m	Income £m	Profit/(loss) £m	% interest held
PSA Finance plc, personal finance	England and Wales	4	-	1	1	50.0
Santander Consumer (UK) plc, consumer finance	England and Wales	714	(647)	73	(2)	49.9

All associated undertakings have a year-end of 31 December and are unlisted.

(xi) Intangible assets

a) Goodwill
2008 £m
Cost
At 1 January	112
Acquired through business combinations	901
At 31 December	1,013
Accumulated impairment
At 1 January and 31 December	22
Net book value	991

On 9 January 2009, in order to optimise the capital, liquidity funding and overall financial efficiency of the Santander group, Banco Santander, S.A. transferred all of its Alliance & Leicester plc (wholly owned by Banco Santander, S.A. and Abbey National plc) shares to Abbey National plc in exchange for 12,631,375,230 Abbey National plc newly issued ordinary shares (the ‘Transfer’). The result of this was to increase Abbey National plc’s holding of 35.6% of Alliance & Leicester plc’s equity voting interests to 100%.  Accordingly, Abbey National plc is now the immediate parent company of Alliance & Leicester plc.  The transfer of Alliance & Leicester plc has been accounted for by Abbey National plc with effect from 10 October 2008, the date on which Banco Santander, S.A. acquired control of Alliance & Leicester plc.  The ordinary shares of Abbey National plc issued as consideration for Banco Santander, S.A.’s holding of Alliance & Leicester plc shares have been recognised at their nominal value, which is the same as the fair value of the shares issued by Banco Santander, S.A. in exchange for the shares of Alliance & Leicester plc plus acquisition costs. The net assets of Alliance & Leicester plc have been accounted for by Abbey National plc at the fair values recognised by Banco Santander, S.A. at the time of its acquisition of Alliance & Leicester plc on 10 October 2008. The acquisition price was £1,281m. In connection with the acquisition, goodwill of £560m was recognised. The initial accounting for this transaction is incomplete given its recent closing date.
In September 2008, following the announcement by HM Treasury to take Bradford & Bingley plc into public ownership, the retail deposits, branch network and its related employees transferred, under the provisions of the Banking (Special Provisions) Act 2008, to the Company.  All of Bradford & Bingley plc's customer loans and treasury assets, which include all its mortgage assets, were taken under public ownership.  The transfer to the Company consisted of the £20.0bn retail deposit base with 2.7 million customers, as well as Bradford & Bingley plc's direct channels including 197 retail branches, 141 agencies (distribution outlets in third party premises) and related employees. The acquisition price was £612m, including the transfer of £208m of capital from Bradford & Bingley plc relating to offshore entities.  In connection with the acquisition, goodwill of £341m was recognised. The initial accounting for this transaction is incomplete given its recent closing date.
Prior to their acquisition by the Company, the retail deposits, branch network and related employees of Bradford & Bingley plc were not managed or reported on a stand-alone basis. As a result, it is not practicable to prepare separate combined financial information for this business and the Group for the year ended 31 December 2008 as though the acquisition date for the business combination had been 1 January 2008.

Impairment of goodwill
During the year there was no impairment of goodwill. Impairment testing in respect of goodwill is performed annually, more frequently if there are impairment indicators present, and comprises a comparison of the carrying amount of the cash-generating unit with its recoverable amount: the higher of the cash-generating unit’s net selling price and its value in use. Net selling price is calculated by reference to the amount at which the asset could be disposed of in a binding sale agreement in an arm’s length transaction evidenced by an active market or recent transactions for similar assets. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market based discount rate on a pre-tax basis.

The following cash-generating units include in their carrying values goodwill that comprises the goodwill reported by the Group. The cash-generating unit does not carry on its balance sheet any other intangible assets with indefinite useful lives.

		Goodwill
Business Division	Cash Generating Unit	2008 £m	Basis of valuation	Key assumptions	Discount rate	Growth rate
Retail Banking	Alliance & Leicester	560	Value in use: cash flow	3 year plan	5.71%	2.50%
Retail Banking	Cater Allen Private Bank	90	Value in use: cash flow	3 year plan	3.59%	2.25%
Retail Banking	Bradford & Bingley branches and savings	341	Value in use: cash flow	3 year plan	5.71%	2.50%

b) Other intangibles

2008 £m
Cost
At 1 January 2008	-
Additions	81
Acquired through business combinations	21
Disposals	(7)
At 31 December 2008	95
Accumulated amortisation / impairment
At 1 January 2008	-
Charge for the year	7
At 31 December 2008	7
Net book value	88

Other intangible assets of the Group consist of computer software.

(xii) Property, plant and equipment (excluding operating lease assets)

	Owner-occupied properties £m	Office fixtures and equipment £m	Computer software £m	Total £m
Cost:
At 1 January 2008	74	479	359	912
Acquired through business combinations	257	60	-	317
Additions	11	59	39	109
Disposals	(2)	(28)	(13)	(43)
At 31 December 2008	340	570	385	1,295
Accumulated depreciation:
At 1 January 2008	18	283	83	384
Depreciation charge for the year	7	49	22	78
Disposals	(1)	(20)	-	(21)
At 31 December 2008	24	312	105	441
Net book value	316	258	280	854

Capital expenditure contracted, but not provided for was £3m in respect of property, plant and equipment.  Of the carrying value at the balance sheet date £107m related to assets under construction.
The cost of office fixtures and equipment held under finance leases was £26m. At the balance sheet date, the Group had contracted with lessees for the following future minimum lease payments in leases relating to freehold properties:

Leases which expire	2008 £m
Between 1-5 years	3
In more than 5 years	5
8

(xiii) Operating lease assets

2008 £m
Cost
At 1 January	3,474
Additions	88
Acquired through business combinations	348
Disposals of subsidiary undertaiking	(3,562)
At 31 December	348
Depreciation and impairment
At 1 January	1,310
Charge for the year	117
Disposals of subsidiary undertaiking	(1,427)
At 31 December	-
Net book value	348

The operating lease assets of the Group consist of commercial vehicles.   The Group’s trains and related assets were sold in 2008
Future minimum lease receipts under non-cancellable operating leases are due over the following periods:
2008 £m
In no more than 1 year	81
In more than 1 year but no more than 5 years	133
In more than 5 years	17
231

(xiv) Deferred tax

Deferred income taxes are calculated on temporary differences under the liability method using the tax rates expected to apply when the liability is settled or the asset is realised. The effective rate for 2008 was 28%.
The movement on the deferred tax account was as follows:
2008 £m
At 1 January	121
Income statement charge	(122)
Credited to equity	8
Acquired through business combinations	348
Disposal of subsidiary undertaking	446
At 31 December	801

Deferred tax assets and liabilities are attributable to the following items:

2008 £m
Deferred tax liabilities
Accelerated tax depreciation	(193)
Cash flow hedging	(64)
Other temporary differences	(161)
(418)

2008 £m
Deferred tax assets
Pensions and other post retirement benefits	244
Accelerated book depreciation	271
IAS 32 & IAS 39 transitional adjustments	95
Provision for loan impairment and other provisions	22
Other temporary differences	119
Tax losses carried forward	414
1,165

The aggregate current and deferred tax relating to items charged or credited to equity is:

2008 £m
Pensions and other post retirement benefits	291

The deferred tax assets scheduled above have been recognised in the Group on the basis that sufficient future taxable profits are forecast within the foreseeable future, in excess of the profits arising from the reversal of existing taxable temporary differences, to allow for the utilisation of the assets as they reverse.  Under current UK tax legislation, the tax losses in respect of which deferred tax assets have been recognised do not expire.  The benefit of the tax losses carried forward in Abbey National plc may only be realised by utilisation against the future taxable profits of the Company.
At the balance sheet date the aggregate amount of the temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised is £262m. No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

(xv) Other assets

2008 £m
Trade and other receivables	1,839
Prepayments	122
Accrued income	30
General insurance assets	109
2,100

(xvi) Deposits by banks

2008 £m
Items in the course of transmission	1,100
Sale and repurchase agreements	8,816
Other deposits	4,572
14,488

2008 £m
Repayable:
On demand	2,375
In not more than 3 months	8,519
In more than 3 months but not more than 1 year	661
In more than 1 year but not more than 5 years	2,933
14,488

(xvii) Deposits by customers

2008 £m
Retail deposits	120,483
Wholesale deposits by customers	9,762
130,245
Repayable:
On demand	102,170
In no more than 3 months	9,202
In more than 3 months but no more than 1 year	14,982
In more than 1 year but not more than 5 years	3,165
In more than 5 years	726
130,245

Retail deposits and wholesale deposits by customers are interest-bearing.

(xviii) Trading liabilities

2008 £m
Deposits by banks	34,341
Deposits by customers	4,622
Short positions in securities	751
Debt securities in issue	1,024
40,738

Equity index-linked deposits
Contracts involving the receipt of cash on which customers receive an index-linked return are accounted for as equity index-linked deposits, and classified as deposits by customers within trading liabilities. Equity index-linked deposits are managed within the equity derivatives trading book as an integral part of the equity derivatives portfolio. The total fair value of equity index-linked deposits at the balance sheet date was £2,205m.  There are two principal product types.
Capital at Risk: These products are designed to replicate the investment performance of an equity index, subject to a floor. In the event the index falls under a certain predetermined level, customers forfeit a predetermined percentage of principal up to a predetermined amount.
Capital Guaranteed/Protected: These products give the customers a limited participation in the upside growth of an equity index. In the event the index falls in price, a cash principal element is guaranteed/protected.
Equity index-linked deposits are remeasured at fair value at each reporting date with changes in fair values recognised in the income statement. The equity index-linked deposits contain embedded derivatives. These embedded derivatives, in combination with the principal cash deposit element, are designed to replicate the investment performance profile tailored to the return agreed in the contracts with customers. Other than new capital guaranteed products, which from 1 July 2008 are treated as deposits by customers with any associated embedded derivatives bifurcated, embedded derivatives are not separated from the host instrument and are not separately accounted for as a derivative instrument, as the entire contract embodies both the embedded derivative and the host instrument and is remeasured at fair value at each reporting date. As such, there is no requirement to bifurcate the embedded derivatives in the equity index-linked deposits.

(xix) Financial liabilities designated at fair value

2008 £m
Due to banks	153
Due to customers	252
Debt securities in issue	5,268
5,673

Financial liabilities are designated at fair value through profit or loss where this results in more relevant information because it significantly reduces a measurement inconsistency that would otherwise arise from measuring assets and liabilities or recognising the gains or losses on them on a different basis. The ‘fair value option’ has been used where debt securities in issue, amounts due to banks and due to customers would otherwise be measured at amortised cost, and the associated derivatives used to economically hedge the risk are held at fair value.  Of the movements in the fair value of the above debt securities in issue £88m result from changes in the Group’s own credit risk. The amount that would be required to be contractually paid at maturity of the debt securities in issue amounts due to banks and due to customers above is £53m higher than the carrying value.

(xx) Debt securities in issue

2008 £m
Bonds and medium term notes	53,610
Other debt securities in issue	4,901
58,511

A breakdown, by issue currency, of the above is as follows:

	Interest rate	Maturity	2008 £m
Euro	0.00% - 3.99%	Up to 2010	4,818
		2011 - 2019	3,898
	4.00% - 4.99%	Up to 2010	525
		2011 - 2019	193
		2020 - 2029	1,469
	5.00% - 7.99%	Up to 2010	406
		2011 - 2029	2,982
		2030 - 2039	2,722
		2040 - 2059	2,105
US dollar	0.00% - 3.99%	Up to 2010	9,184
		2011 - 2039	95
	4.00% - 6.87%	Up to 2010	985
		2011 - 2019	743
		2020 - 2029	4,340
		2030 - 2039	4,916
		2040 - 2059	1,650
	7.00% - 8.99%	Up to 2010	221

	Interest rate	Maturity	2008 £m
Pounds sterling	0.00% - 4.99%	Up to 2010	3,930
		2011 - 2019	1,411
	5.00% - 5.99%	Up to 2010	2,485
		2011 - 2019	18
	6.00% - 6.87%	Up to 2010	1,407
		2011 - 2019	976
		2020 - 2029	856
		2030 – 2039	3,460
		2040 – 2060	1,388
	7.00% - 8.99%	2011 – 2040	73
Other currencies	0.00% - 5.99%	Up to 2010	852
		2011 - 2019	40
		2020 - 2029	337
	6.00% - 6.87%	2011 - 2019	11
		2011 – 2040	15
			58,511

On 2 July 2008, the size of the global covered bond programme established in 2005 was increased from Euro 12bn to Euro 25bn. On 8 July 2008, the Group issued a series of covered bonds totalling approximately £13bn. All notes were denominated in sterling and were subscribed for by the Company.

(xxi) Other borrowed funds

2008£m
£300m Step Up Callable Perpetual Reserve Capital Instruments	356
£175m Fixed/Floating Rate Tier One Preferred Income Capital Securities	205
$1,000m Non-Cumulative Trust Preferred Securities	1,171
£325m Sterling Preference Shares	344
2,076

£300m Step-up Callable Perpetual Reserve Capital Instruments
The Reserve Capital Instruments were issued in 2001 by the Company. Reserve Capital Instruments are redeemable by the Company on 14 February 2026 or on any coupon payment date thereafter, subject to the prior approval of the Financial Services Authority and provided that the auditors have reported to the trustee within the previous six months that the solvency condition is met.  The Reserve Capital Instruments bear interest at a rate of 7.037% per annum, payable annually in arrears, from 14 February 2001 to 14 February 2026. Thereafter, the reserve capital instruments will bear interest at a rate, reset every five years, of 3.75% per annum above the gross redemption yield on the UK five year benchmark gilt rate.  Interest payments may be deferred by the Company.

£175m Fixed/Floating Rate Tier One Preferred Income Capital Securities
The Tier One Preferred Income Capital Securities were issued on 9 August 2002 by the Company. The Tier One Preferred Income Capital Securities are redeemable by the Company in whole but not in part on 9 February 2018 or on any coupon payment date thereafter, subject to the prior approval of the Financial Services Authority.  The Tier One Preferred Income Capital Securities bear interest at a rate of 6.984% per annum, payable semi-annually in arrears. From (and including) 9 February 2018, the Tier One Preferred Income Capital Securities will bear interest, at a rate reset semi-annually of 1.86% per annum above the six-month sterling LIBOR rate, payable semi-annually in arrears.  Interest payments may be deferred in limited circumstances, such as when the payment would cause the Company to become insolvent or breach applicable Capital Regulations.

The Reserve Capital Instruments and Tier One Preferred Income Capital Securities are not redeemable at the option of the holders and the holders do not have any rights against other Group companies. Upon the occurrence of certain tax or regulatory events, the Reserve Capital Instruments may be exchanged, their terms varied, or redeemed.
Where interest payments have been deferred, the Company may not declare or pay dividends on or redeem or repurchase any junior securities until it next makes a scheduled payment on the Reserve Capital Instruments and Tier One Preferred Income Capital Securities.
The Reserve Capital Instruments and Tier One Preferred Income Capital Securities are unsecured securities of the Company and are subordinated to the claims of unsubordinated creditors and subordinated creditors holding Abbey National plc loan capital. Upon the winding up of the Company, holders of Reserve Capital Instruments and Tier One Preferred Income Capital Securities will rank pari passu with the holders of the most senior class or classes of preference shares (if any) of the Company then in issue and in priority to all other Company shareholders.

$1,000m Non-Cumulative Trust Preferred Securities
Abbey National Capital Trust I and Abbey National Capital LP I are 100% owned finance subsidiaries of the Company. Abbey National Capital Trust I has registered trust preferred securities, and Abbey National Capital LP I has registered partnership preferred securities, for issuance in the US. Abbey National Capital Trust I serves solely as a passive vehicle holding the partnership preferred securities issued by Abbey National Capital LP I and each has passed all the rights relating to such partnership preferred securities to the holders of the issued trust preferred securities. All of the trust preferred securities and the partnership preferred securities have been fully and unconditionally guaranteed on a subordinated basis by the Company. Abbey National Capital Trust I has issued to the public US $1bn of 8.963% Non-Cumulative Trust Preferred Securities. There are no significant restrictions on the ability of the Company to obtain funds, by dividend or loan, from any subsidiary. After 30 June 2030, the distribution rate on the preferred securities will be at the rate of 2.825% per annum above the three-month US dollar LIBOR rate for the relevant distribution period.
The trust preferred securities are not redeemable at the option of the holders and the holders do not have any rights against other Group companies. The partnership preferred securities may be redeemed by the partnership, in whole or in part, on 30 June 2030 and on each distribution payment date thereafter. Redemption by the partnership of the partnership preferred securities may also occur in the event of a tax or regulatory change. Generally, holders of the preferred securities will have no voting rights.
On a return of capital or on a distribution of assets on a winding up of the partnership, holders of the partnership preferred securities will be entitled to receive, for each partnership preferred security, a liquidation preference of US $1,000, together with any due and accrued distributions and any additional amounts, out of the assets of the partnership available for distribution.
The trust preferred securities, the partnership preferred securities and the subordinated guarantees taken together will not entitle the holders to receive more than they would have been entitled to receive had they been the holders of directly issued non-cumulative, non-voting preference shares of the Company.

£325m Sterling Preference Shares

Size of shareholding	Shareholders	Preference shares of £1 each
1-100	4	284
101-1,000	50	37,173
1,001+	1,887	324,962,543
	1,941	325,000,000

Holders of the sterling preference shares are entitled to receive a biannual non-cumulative preferential dividend payable in sterling out of the distributable profits of the Company. The rate per annum will ensure that the sum of the dividend payable on such date and the associated tax credit (as defined in the terms of the sterling preference shares) represents an annual rate of 8 5/8% per annum of the nominal amount of shares issued in 1997, and an annual rate of 10 3/8% for shares issued in 1995 and 1996. On a return of capital or on a distribution of assets on a winding up, the sterling preference shares shall rank pari passu with any other shares that are expressed to rank pari passu therewith as regards participation in assets, and otherwise in priority to any other share capital of the Company.
On such a return of capital or winding up, each sterling preference share shall, out of the surplus assets of the Company available for distribution amongst the members after payment of the Company’s liabilities, carry the right to receive an amount equal to the amount paid up or credited as paid together with any premium paid on issue and the full amount of any dividend otherwise due for payment.  Other than as set out above, no sterling preference share confers any right to participate on a return of capital or a distribution of assets of the Company.
Holders of the sterling preference shares are not entitled to receive notice of or attend, speak and vote at general meetings of the Company unless the business of the meeting includes the consideration of a resolution to wind up the Company or any resolution varying, altering or abrogating any of the rights, privileges, limitations or restrictions attached to the sterling preference shares or if the dividend on the sterling preference shares has not been paid in full for the three consecutive dividend periods immediately prior to the relevant general meeting. In any such case, the sterling preference shareholders are entitled to receive notice of and attend the general meeting at which such resolution is proposed and will be entitled to speak and vote on such a resolution but not on any other resolution.

(xxii) Subordinated liabilities

2008£m
Dated subordinated liabilities:
5.00% Subordinated bond 2009 (€511.3m)	515
4.625% Subordinated notes 2011 (€500m)	515
10.125% Subordinated guaranteed bond 2023	231
11.50% Subordinated guaranteed bond 2017	238
7.57% Subordinated notes 2029 (US$1,000m)	1,141
6.50% Subordinated notes 2030	194
5.25% Subordinated notes 2015	215
Subordinated floating rate EURIBOR notes 2015	485
5.875% Subordinated notes 2031	97
5.25% Subordinated notes 2023	122
Subordinated floating rate EURIBOR notes 2017	145
Subordinated floating rate US$ LIBOR notes 2015	102
Subordinated floating rate EURIBOR notes 2017	97
9.625% Subordinated notes 2023	399
4,496
Undated subordinated liabilities:
10.0625% Exchangeable subordinated capital securities	204
5.56% Subordinated guaranteed notes (YEN 15,000m)	143
5.50% Subordinated guaranteed notes (YEN 5,000m)	47
Fixed/Floating rate subordinated notes (YEN 5,000m)	45
7.50% 10 Year step-up perpetual subordinated notes	354
7.50% 15 Year step-up perpetual subordinated notes	514
7.38% 20 Year step-up perpetual subordinated notes	223
7.13% 30 Year step-up perpetual subordinated notes	348
7.13% Fixed to floating rate perpetual subordinated notes	413
2,291
Total subordinated liabilities	6,787

The subordinated floating rate notes pay a rate of interest related to the LIBOR of the currency of denomination.
The 10.0625% exchangeable subordinated capital securities are exchangeable into fully paid 10.375% non-cumulative non-redeemable sterling preference shares of £1 each, at the option of the Company. Exchange may take place on any interest payment date providing that between 30 and 60 days notice has been given to the holders. The holders will receive one new sterling preference share for each £1 principal amount of capital securities held. Note (xxi) details the rights attaching to these shares, as they are the same.
The 5.56% Subordinated guaranteed notes are redeemable at par, at the option of the Company, on 31 January 2015 and each fifth anniversary thereafter.
The 5.50% Subordinated guaranteed notes are redeemable at par, at the option of the Company, on 27 June 2015 and each fifth anniversary thereafter.
The Fixed/Floating rate subordinated notes are redeemable at par, at the option of the Company, on 27 December 2016 and each interest payment date anniversary thereafter.
The 7.50% 10 Year step-up perpetual subordinated notes are redeemable at par, at the option of the Company, on 28 September 2010 and each fifth anniversary thereafter.
The 7.50% 15 Year step-up perpetual subordinated notes are redeemable at par, at the option of the Company, on 28 September 2015 and each fifth anniversary thereafter.
The 7.38% 20 Year step-up perpetual subordinated notes are redeemable at par, at the option of the Company, on 28 September 2020 and each fifth anniversary thereafter.
The 7.13% 30 Year step-up perpetual subordinated notes are redeemable at par, at the option of the Company, on 30 September 2030 and each fifth anniversary thereafter.
The 7.13% Fixed to Floating rate perpetual subordinated notes are redeemable at par, at the option of the Company, on 28 September 2010 and each fifth anniversary thereafter.
The undated US$100m floating rate notes are redeemable at par, at the option of the Company, on 1 November 2013 and each interest payment date thereafter.
The undated US$220m floating rate notes are redeemable at par, at the option of the Company, on 17 December 2013 and each interest payment date thereafter.
The undated €115m floating rate notes are redeemable at par, at the option of the Company, on 17 December 2013 and each interest payment date thereafter.
In common with other debt securities issued by Group companies, the subordinated liabilities are redeemable in whole at the option of the Company, on any interest payment date, in the event of certain tax changes affecting the treatment of payments of interest on the subordinated liabilities in the UK, at their principal amount together with any accrued interest.

Subordinated liabilities including convertible debt securities in issue are repayable:
2008 £m
In no more than 3 months	515
In more than 3 months but no more than 1 year	-
In more than 1 year but no more than 5 years	515
In more than 5 years	3,466
Undated	2,291
6,787

(xxiii) Other liabilities

2008 £m
Trade and other payables	2,303
Deferred income	39
2,342

Trade and other payables include £40m of finance lease obligations mainly relating to a lease and leaseback of Group property. The maturity of net obligations under finance leases are as follows:

2008 £m
Within 1 year	4
Between 1-5 years	21
In more than 5 years	15
40

Future minimum lease payments are:
2008 £m
Within 1 year	6
Between 1-5 years	27
In more than 5 years	17
50

At the balance sheet date, the Group had contracted with lessees for the following future minimum lease payments on sub-leases:

Leases which expire	2008 £m
Within 1 year	1
Between 1-5 years	2
3

(xxiv) Provisions

	Misselling £m	Other £m	Total £m
At 1 January 2008	95	36	131
Additional provisions	-	58	58
Acquired through business combinations	34	-	34
Provisions released	(40)	(1)	(41)
Disposal of subsidiary undertakings	-	(2)	(2)
Used during the year	(14)	(25)	(39)
At 31 December 2008	75	66	141

To be settled:	Misselling £m	Other £m	Total £m
Within 12 months	70	63	133
In more than 12 months	5	3	8
	75	66	141

The misselling provision comprises various claims with respect to product misselling. In calculating the misselling provision, management’s best estimate of the provision was calculated based on conclusions regarding the number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case.
Other provisions comprise amounts in respect of litigation and related expenses, restructuring expenses and other post retirement benefits.

(xxv) Retirement benefit obligations

The amounts recognised in the balance sheet were as follows:

2008 £m
Assets
Funded defined benefit pension scheme	4
Liabilities
Unfunded benefit obligation	(807)
Post-retirement medical benefits	(10)
Total liabilities	(813)

A one percentage point movement in medical cost trends would increase or decrease the post-retirement medical benefit liability by £1m.

Defined Contribution Pension schemes
The Group operates a number of defined contribution pension schemes, of which the Stakeholder scheme introduced in 2001 is the principal scheme. The scheme assets are held separately from those of the Company by an independently administered scheme.
An expense of £8m was recognised for defined contribution plans in the year, and is included in staff costs classified within administration expenses in the Income Statement. None of this amount was recognised in respect of key management personnel for the year ended 31 December 2008.

Defined Benefit Pension schemes
The Group operates a number of defined benefit pension schemes.  The Abbey National Amalgamated Pension Fund, Abbey National Group Pension Scheme, Abbey National Associated Bodies Pension Fund, National & Provincial Building Society Pension Fund, the Scottish Mutual Assurance Staff Pension Scheme, the Scottish Provident Institution Staff Pension Fund, and the Alliance & Leicester Pension Scheme are the principal pension schemes within the Group, covering 38%, of the Group’s employees, and are all funded defined benefit schemes. All are closed schemes, and under the projected unit method, the current service cost when expressed as a percentage of pensionable salaries will gradually increase over time.
On 31 August 2006, the Company became the legally sponsoring employer of the Scottish Mutual Assurance Staff Pension Scheme and the Scottish Provident Institution Staff Pension Fund. Employees of these schemes who transferred to Resolution plc upon the sale of the life insurance businesses became deferred members of these schemes.
Formal actuarial valuations of the assets and liabilities of the schemes are carried out on a triennial basis (a biennial basis for the Alliance & Leicester Pension Scheme) by an independent professionally qualified actuary and valued for accounting purposes at each balance sheet date. The latest formal actuarial valuation was made as at 31 March 2007 for the Amalgamated Pension Fund, Associated Bodies Pension Fund, Group Pension Scheme and the National & Provincial Building Society Pension Fund; as at 31 December 2006 for the Scottish Mutual Assurance Staff Pension Scheme and the Scottish Provident Institution Staff Pension Fund; and as at 31 March 2008 for the Alliance & Leicester Pension Scheme.
In July 2008, as part of the Group’s periodic review of its pension schemes, updated funding arrangements were agreed with the pension scheme Trustees of four schemes.
The net liability recognised in the balance sheet is determined as follows:

2008 £m
Present value of defined benefit obligation	(5,175)
Fair value of plan assets	4,372
Unfunded benefit obligation	(803)

Movements in the defined benefit obligations during the year were as follows:

2008 £m
Balance at 1 January	(4,581)
Current service cost	(55)
Interest cost	(264)
Employee contributions	(7)
Past service cost	(16)
Actuarial loss)gain	818
Actual benefit payments	148
Settlement/curtailment	2
Assumed through business combinations	(1,220)
Balance at 31 December	(5,175)

Movements in the present value of fair value of scheme assets during the year were as follows:
2008 £m
Balance at 1 January	3,602
Expected return on scheme assets	237
Actuarial loss on scheme assets	(862)
Company contributions paid (regular)	307
Company contributions paid (special)	16
Employee contributions	7
Actual benefit payments	(148)
Acquired through business combinations	1,213
Balance at 31 December	4,372

The rate used to discount the retirement benefit obligation is determined to reflect duration of the liabilities based on the annual yield at 31 December of the Sterling 15+ year AA Corporate Bond iBoxx Index, representing the market yield of high quality corporate bonds on that date, adjusted to match the terms of the scheme liabilities using the Bloomberg AA Banks Index.
The amounts recognised in the statement of recognised income and expense for each of the five years indicated were as follows:
2008 £m
Experience gain on scheme liabilities	-
Actuarial gain on scheme liabilities	(818)
Actuarial loss on scheme assets	862
44

The actual loss on scheme assets was £625m. Cumulative net actuarial losses of £162m, have been recognised in the Consolidated Statement of Comprehensive Income.
The Group’s pension schemes did not directly hold any equity securities of the Company or any of its related parties at 31 December 2008. In addition, the Group does not hold insurance policies over the schemes, and has not entered into any significant transactions with the schemes.
The principal actuarial assumptions used for the Group were as follows:
Nominal per annum
2008%
To determine benefit obligations:
- Discount rate for scheme liabilities	6.4
- General salary increase	3.5
- General price inflation	3.0
- Expected rate of pension increase	3.0
- Expected rate of return on plan assets at the start of the year	6.3
To determine net periodic benefit cost:
- Discount rate	5.8
- Expected rate of pension increase	3.5
- Expected rate of return on plan assets	6.7

The mortality assumption used in preparation of the valuation was the Continuous Mortality Investigation Table PXA 92MCC 2008. The Group determined its expense measurements above based upon long-term assumptions taking into account target asset allocations of assets set at the beginning of the year, offset by actual returns during the year. Year-end obligation measurements are determined by reference to market conditions at the balance sheet date. Assumptions are set in consultation with third party advisors and in-house expertise.
The trustees of the schemes are required under the Pensions Act 2004 to prepare a statement of investment principles. The principal duty of the trustees is to act in the best interest of the members of the schemes and they have developed the following investment objectives for their defined benefit sections:
>
To maintain a portfolio of suitable assets of appropriate quality, suitability and liquidity which will generate income and capital growth to meet, together with new contributions from members and the employers, the cost of current and future benefits which the pension scheme provides, as set out in the trust deed and rules.

>	To limit the risk of the assets failing to meet the liabilities over the long-term and on a shorter-term basis as required by prevailing legislation.
>	To minimise the long-term costs of the pension scheme by maximising the return on the assets whilst having regard to the objectives shown above.

The statement of investment principles for the main schemes other than the Alliance & Leicester Pension Scheme has set the long-term target allocation of plan assets at 48% Equities, 30% Bonds and 22% Gilts for 2008. The statement of investment principles for the Alliance & Leicester Pension Scheme has set the long-term target allocation of plan assets at 25% Equities, 25% alternative return-seeking assets (including Property), 25% Bonds and 25% Gilts for 2008.
The expected rates of return by asset class used to calculate the expected return for the year are Equities 8.2%, Bonds 5.7%, Gilts 4.6%, and Property 6.4%. The overall long-term rate of return on the assets employed has been determined after considering projected movements in asset indices.

The categories of assets in the scheme as a percentage of total scheme assets for the Group are as follows:

2008%
UK equities	21
Overseas equities	19
Corporate bonds	26
Government Fixed Interest	17
Government Index Linked	12
Property	2
Others	3
100
The Group currently expects to contribute £258m to its defined benefit pension schemes in 2009. The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter are:

Year ending 31 December:	£m
2009	195
2010	206
2011	224
2012	241
2013	260
Five years ended 2018	1,623

Participation of Group companies in the principal pension schemes is governed by the Pensions Acts 1995 and 2004. Under the 1995 Pensions Act, a company ceasing to participate in a pension scheme is required under section 75 to pay a deficit reduction contribution certified by the scheme actuary, of any deficit relating to its employees, assessed on the basis of the cost of securing accrued benefits with an insurance company. Payments agreed with the trustees following the sale of the life insurance businesses in 2006 were made by the end of 2007.
As part of revised arrangements relating to the funding of the Group’s defined benefit pension schemes, £970m of securities classified as available-for-sale have been pledged during the year to cover the Group’s obligations.

(xxvi) Contingent liabilities and commitments

The estimated maximum exposure in respect of contingent liabilities and commitments granted is:

2008 £m
Guarantees given to subsidiaries	-
Guarantees given to third parties	571
Formal standby facilities, credit lines and other commitments with original term to maturity of:
- One year or less	2,263
- More than one year	8,267
11,101

2008 £m
Other contingent liabilities	8

Unauthorised overdraft fees
The Group, in line with other UK banks and building societies, levies charges on current account customers, for example when a customer goes overdrawn (if they did not have an arranged overdraft facility) when a customer exceeds their agreed overdraft limit, or when the bank refuses to pay an item if the customer does not have sufficient funds in their account.  UK banks and building societies believe these fees are fair and clearly set out in account terms and conditions.
In common with other banks in the United Kingdom, the Group has received claims and complaints from a large number of customers relating to the legal status and enforceability of current and historic contractual terms in personal current account agreements relating to unarranged overdraft and unpaid item charges (‘Relevant Charges’) and seeking repayment of Relevant Charges that had been applied to their accounts in the past. The claims and complaints are based primarily on the common law penalty doctrine and the Unfair Terms in Consumer Contract Regulations 1999 (the ‘Regulations’). Because of the High Court test case referred to below, most existing and new claims in the County Courts are currently stayed and there is also a UK Financial Services Authority (‘FSA’) waiver of the complaints handling process and a standstill of Financial Ombudsman Service decisions.
On 27 July 2007, following discussions between the Office of Fair Trading (‘OFT’), the Financial Ombudsman Service, the FSA and major UK banks (including Abbey National plc), the OFT issued proceedings in a test case against the banks which was intended to determine certain preliminary issues concerning the legal status and enforceability of contractual terms relating to Relevant Charges.

The preliminary trial concluded on 8 February 2008 and the judgement was handed down on 24 April 2008. The High Court held that the contractual terms relating to unarranged overdraft charges currently used by the Group (i) are not unenforceable as penalties, but (ii) are not exempt from assessment for fairness under the Regulations. At a subsequent court hearing on 22 and 23 May 2008, the judge granted Abbey National plc and other test case banks permission to appeal his decision that unarranged overdraft charges are assessable for fairness under the Regulations. The appeal hearing concluded in November 2008 and on 26 February 2009 the Court of Appeal upheld the judge’s decision and rejected the appeal.
The test case banks are now likely to take the appeal to the House of Lords. In October 2008 the High Court also delivered its judgement to the effect that terms and conditions previously used by the test case banks are not capable of being penalties but are assessable for fairness under the Regulations. Depending on the outcome of an appeal to the House of Lords, further hearings may be required in order for the Court to determine the fairness of the charges.
The issues relating to the legal status and enforceability of the Relevant Charges are complex. The Company maintains that its Relevant Charges are fair and enforceable and believes that it has a number of substantive and credible defences. The Group cannot, however, at this stage predict with any certainty if, or for how long, the stays, waiver and standstill referred to above will remain in place. Nor can it at this stage predict with any certainty the timing or substance of the final outcome of the customer claims and complaints, any appeals and any further stages of the test case. It is unable reliably to estimate the liability, if any, which may arise as a result of or in connection with these matters or its effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Financial Services Compensation Scheme
The Financial Services Compensation Scheme (‘FSCS’), the UK’s statutory fund of last resort for customers of authorised financial services firms, pays compensation if a firm is unable to meet its obligations as they fall due.  As a result of the failure of a number of deposit-taking institutions during the second half of 2008, the FSCS now stands as a creditor of Bradford & Bingley plc and the administrations of Heritable Bank, Kaupthing Singer & Friedlander and Landsbanki ‘Icesave’. The FSCS has borrowed from HM Treasury to fund the compensation costs associated with those failures. These borrowings are currently on an interest-only basis until September 2011.
The FSCS fulfils its obligations by raising management expenses levies and compensation levies on the industry. In relation to compensation relating to protected deposits, each deposit-taking institution contributes towards these levies in proportion to their share of total protected deposits, subject to a threshold set by the Financial Services Authority establishing the maximum that FSCS can levy for compensation in any one year. The limit on the FSCS management expenses for the three years from September 2008 in relation to the above-mentioned failures has been capped at £1bn per annum. The FSCS has the power to raise levies on firms who have ceased to participate in the scheme and are in the process of ceasing to be authorised (so called ‘exit levies’) for the amount that the firm would otherwise have been asked to pay during the relevant levy year. The Group has accrued for its share of management expenses levies for the 2008/9 and 2009/10 levy years in the amount of £84m.
The FSCS will receive funds from asset sales, surplus cashflow, or other recoveries from each of the above-named banks. These recoveries will be used to reduce the principal amount outstanding on the FSCS’s borrowings.  Only after the interest only period, which is expected to end in September 2011, will a schedule for repayment of any remaining principal outstanding (after recoveries) on the borrowings be agreed between the FSCS and HM Treasury. It is expected that, from that point, the FSCS will begin to raise compensation levies (principal repayments) relating to the above-named banks. As a consequence, the amount of the principal which the FSCS will levy to deposit-taking institutions is not yet known and is unlikely to be determined until 2011. No provision for compensation levies, which could be significant, has been made in these Consolidated Financial Statements.

Overseas tax claim
Abbey National Treasury Services plc has received a demand from an overseas tax authority relating to the repayment of certain tax credits and related charges. Following modifications to the demand, its nominal amount stands at £80m at the balance sheet exchange rate. At 31 December 2008, additional interest in relation to the demand could amount to £34m at the balance sheet exchange rate. Abbey National Treasury Services plc received legal advice that it had strong grounds to challenge the validity of the demand. In September 2006, Abbey National Treasury Services plc won its case at the first stage of the litigation process.  In January 2007, the tax authority appealed this decision.  However, in December 2006, a ruling was published of a similar case unconnected to the Group but which might affect Abbey National Treasury Services plc’s position. In this instance, the courts ruled against the taxpayer.

Regulatory
The Group engages in discussion, and fully co-operates with the UK Financial Services Authority in their enquiries, including those exercised under statutory powers, regarding its interaction with past and present customers and policyholders both as part of the UK Financial Services Authority's general thematic work and in relation to specific products and services.

Other
As part of the sale of subsidiaries, and as is normal in such circumstances, the Group has given warranties and indemnities to the purchasers.

Obligations under stock borrowing and lending agreements
Obligations under stock borrowing and lending agreements represent contractual commitments to return stock borrowed. These obligations totalling £19,934m at 31 December 2008 are offset by a contractual right to receive stock under other contractual agreements.

Other off-balance sheet commitments
The Group has commitments to lend at fixed interest rates which expose it to interest rate risk.

Operating lease commitments

£m
Rental commitments under operating leases expiring:
- No later than 1 year	105
- Later than 1 year but no later than 5 years	403
- Later than 5 years	661
1,169

At 31 December 2008, the Group held various leases on land and buildings, many for extended periods, and other leases for equipment, which require the following aggregate minimum lease payments:

Year ended 31 December:	£m
2009	105
2010	106
2011	107
2012	103
2013	87
Total thereafter	661

Under the terms of these leases, the Group has the opportunity to extend its occupation of properties by a minimum of three years subject to 12 months’ notice and lease renewal being available from external landlords during the term of the lease. At expiry, the Group has the option to reacquire the freehold of certain properties.
Group rental expense comprises:

2008 £m
In respect of minimum rentals	95
Less: sub-lease rentals	-
95

Appropriate provisions are maintained to cover the above matters.

(xxvii)                      Non-controlling Interests

2008 £m
Non-controlling interest in subsidiary	106
Innovative Tier 1	311
£300m fixed/floating rate non-cumulative callable preference shares	294
711

Non-controlling interests represent the 49% shareholding in Santander Private Banking UK Limited not owned by the Company, Innovative Tier 1 securities issued by Alliance & Leicester plc, a subsidiary of the Company, and preference shares issued by Alliance & Leicester plc.
The tier 1 securities issued by Alliance & Leicester plc are perpetual securities and pay a coupon on 22 March each year. At each payment date, Alliance & Leicester plc can decide whether to declare or defer the coupon indefinitely. If a coupon is deferred then Alliance & Leicester plc may not pay a dividend on any share until it next makes a coupon payment. Alliance & Leicester plc can be obliged to make payment in the event of winding up. The coupon is 5.827% per annum until 22 March 2016. Thereafter the coupon steps up to a rate, reset every five years, of 2.13% per annum above the gross redemption yield on a UK Government Treasury Security. The tier 1 securities are redeemable at the option of Alliance & Leicester plc on 22 March 2016 or on each payment date thereafter. No such redemption may be made without the consent of the UK Financial Services Authority. In 2008 the coupon was paid.
On 24 May 2006, Alliance & Leicester plc issued £300m fixed/floating rate non-cumulative callable preference shares, resulting in net proceeds of £294m. The preference shares entitle the holders to a fixed non-cumulative dividend, at the discretion of Alliance & Leicester plc, of 6.22% per annum payable annually from 24 May 2007 until 24 May 2019 and quarterly thereafter at a rate of 1.13% per annum above three month sterling LIBOR. The preference shares are redeemable only at the option of Alliance & Leicester plc on 24 May 2019 or on each quarterly dividend payment date thereafter. No such redemption may be made without the consent of the UK Financial Services Authority.

Movements in Non-controlling interests were as follows:
£m
At 1 January	98
Share of profit	8
Acquired through business combinations	605
At 31 December	711

(xxviii) Share capital

	Ordinary shares of 10 pence each £m	Preference shares of £1 each(1) £m	Preference shares of US$0.01 each £m	Preference shares of Euro0.01 each £m	Total £m
Share capital Authorised share capital
At 1 January 2008	175	1,000	6	6	1,187
Increase	2,300	-	-	-	2,300
At 31 December 2008	2,475	1,000	6	6	3,487
Issued and fully paid share capital
At 1 January 2008	148	325	-	-	473
Shares issued	1,000	-	-	-	1,000
Capital contribution	1,264	-	-	-	1,264
At 31 December 2008	2,412	325	-	-	2,737
Share premium account
At 1 January 2008	1,857	-	-	-	1,857
Shares issued	-	-	-	-	-
At 31 December 2008	1,857	-	-	-	1,857
(1) Classified as debt under IFRS.

The Company has one class of ordinary shares which carry no right to fixed income.
On 12 October 2008, Banco Santander, S.A. agreed to inject capital of £1bn into the Company fulfilling its agreed commitment to the UK Government’s banking support scheme announced on 8 October 2008.  Consequently, on 12 October 2008, the authorised share capital of the Company was increased by £1bn consisting of ten billion ordinary shares of 10 pence each and these shares were issued at par, to Banco Santander, S.A. on the same date.
On 16 December 2008, the authorised share capital was further increased by £1.3bn consisting of 13 billion ordinary shares of 10 pence each.  As described earlier, the Company accounted for the transfer of Alliance & Leicester plc with effect from 10 October 2008. The capital contribution above represents the fair value of Alliance & Leicester plc’s tangible and intangible net assets transferred.  The Company issued ordinary shares with a nominal value of this amount in January 2009 which were subscribed for by Banco Santander, S.A.

(xxix) Retained earnings and other reserves

Movements in retained earnings and other reserves were as follows:
2008 £m
At 1 January	1,339
Profit for the year	811
Post-tax actuarial movement on defined benefit pension schemes	(33)
Gains on available for sale securities	5
Capital contribution	17
Exchange differences on translation of foreign operations	28
Equity dividends proposed	(450)
At 31 December	1,717

The balance of the available-for-sale reserve included in retained earnings at 31 December 2008 was £27m.

Analysis of dividends paid is as follows:
2008 Pence per Share
Ordinary shares (equity):
2007 interim	13.46
2007 interim	11.44
July 2008 interim	15.14
40.04

(xxx) Collateral pledged and received

The Group provides assets as collateral in the following areas of the business.
The Company and certain of its subsidiaries enter into securitisation transactions whereby portfolios of residential mortgage loans are purchased by or assigned to special purpose securitisation companies, and have been funded through the issue of mortgage backed securities. Holders of the securities are only entitled to obtain payments of principal and interest to the extent that the resources of the securitisation companies are sufficient to support such payments and the holders of the securities have agreed in writing not to seek recourse in any other form. At 31 December 2008 £66,724m of residential mortgage loans were so assigned.
The Company and certain of its subsidiaries have also established covered bond programmes, whereby securities are issued to investors and are secured by a pool of ring-fenced residential mortgages. At 31 December 2008 £24,101m of residential mortgage loans had been so secured.
Collateral is also provided in the normal course of derivative business to counterparties. At 31 December 2008 £1,842m of such collateral in the form of cash had been provided.
As part of structured transactions entered into by subsidiaries of the Company, assets are provided as collateral. At 31 December 2008 £844m of assets had been provided in relation to these transactions.
Subsidiaries of the Company enter into sale and repurchase agreements and similar transactions of equity and debt securities, which are accounted for as secured borrowings. Upon entering into such transactions, the subsidiaries provide collateral equal to 100%-131% of the borrowed amount. The carrying amount of assets that were so provided at 31 December 2008 was £51,267m.
Subsidiaries of the Company also enter into purchase and resale agreements and similar transactions of equity and debt securities, which are accounted for as collateralised loans. Upon entering into such transactions, the companies receive collateral equal to 100%-105% of the loan amount. The level of collateral held is monitored daily and if required, further calls are made to ensure the market values of collateral remains equal to the loan balance. The companies are permitted to sell or repledge the collateral held. At 31 December 2008, the fair value of such collateral was £29,782m of which £29,782m was sold or repledged. The companies have an obligation to return the collateral that it has sold or pledged with a fair value of £29,782m.
As part of revised arrangements relating to the funding of the Group’s defined benefit pension schemes, £968m of securities classified as available-for-sale have been pledged during the year to cover the Group’s obligations.

(xxxi) Share-based compensation

Abbey National schemes

The Group granted share options to executive officers and employees under the Executive Share Option scheme, Sharesave scheme and the Employee Share Option scheme prior to being acquired by Banco Santander, S.A. on 12 November 2004. Options granted under the Executive Share Option scheme are generally exercisable between the third and tenth anniversaries of the grant date, provided that certain performance criteria are met. Under the Sharesave scheme, eligible employees can elect to exercise their options either three, five or seven years after the grant date. All of the share options prior to 12 November 2004 relate to shares in the Company. After 12 November 2004, all share options relate to shares in Banco Santander, S.A. On 12 November 2004 all holders of options in ordinary shares of the Company were given the option to exercise their options, to cancel their options in return for a cash payment or to transfer their options to options in shares of Banco Santander, S.A.. The options over Banco Santander, S.A. shares are accounted for as cash settled share-based transactions. On acquisition of the Company by Banco Santander, S.A. there was no fair value adjustment of options modified to rights over Banco Santander, S.A. shares. From 12 November 2004 the Group has purchased Banco Santander, S.A. shares on the open market in order to settle these share based compensation obligations.
In response to employee feedback, and in support of the Human Resources strategy, the Group introduced its first Sharesave Scheme under Banco Santander, S.A. ownership. The HM Revenue & Customs approved Sharesave Scheme was launched in September 2008. Employees were given the option of saving between £5 and £250 per month for a three or five year savings period. The option price was set at a 20% discount on the average middle market quotation of Banco Santander, S.A. shares over the first three dealing days in September 2008.
The total carrying amount at the end of the period for liabilities arising from share-based payment transactions was £3m. Cash received from the exercise of share options and the actual tax benefits realised from tax deductions were £14m and £4m, respectively.
The fair value of each option for 2008, has been estimated at the date of acquisition or grant using a partial differential equation model with the following assumptions:

2008
Risk free interest rate	2.9%-6.5%
Dividend growth, based solely upon average growth since 1989	10%
Volatility of underlying shares based upon historical volatility over five years	20.2%-29.6%
Expected lives of options granted under:
- Employee Sharesave 3, 5 & 7 year schemes	3, 5 & 7 years
- Executive Share Option scheme	10 years
- Long term incentive plans	3 years

With the exception of those that include terms related to market conditions, vesting conditions included in the terms of the grant are not taken into account in estimating fair value. Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of the employee service so that ultimately, the amount recognised in the income statement reflects the number of vested shares or share options. Where vesting conditions are related to market conditions, the charges for the services received are recognised regardless of whether or not the market related vesting conditions are met, provided that the non-market vesting conditions are met. Share price volatility has been based upon the range of implied volatility for the Banco Santander, S.A. shares at the strikes and tenors in which the majority of the sensitivities lie.
The following table summarises the movement in the number of share options between those outstanding at the beginning and end of the year, together with the changes in weighted average exercise price over the same period.

	Executive Share Option scheme		Employee Sharesave scheme
	Number of options ‘000s	Weighted average exercise price £	Number of options ‘000s	Weighted average exercise price £
2008
Options outstanding at the start of the year	144	4.15	5,684	3.18
Options granted during the year	-	-	5,197	7.69
Options exercised during the year	(11)	4.14	(4,507)	3.07
Options forfeited during the year	(121)	4.11	(231)	5.91
Options expired during the year	-	-	(1)	8.07
Options outstanding at the end of the year	12	4.54	6,142	7.00
Options exercisable at the end of the year	12	4.54	-	-

The intrinsic value of the options exercised and the fair value of the shares vested during the year were £31m and £6m, respectively.

Executive Share Option scheme

The following table summarises information about the options outstanding at 31 December 2008.

	Options outstanding Options exercisable
Range of exercise prices	Number ‘000s	Weighted average remaining contractual life years	Weighted average exercise price £	Number ‘000s	Weighted average exercise price £
Between £3 and £4	-	-	-	-	-
Between £4 and £5	12	5	4.54	12	4.54

Employee Sharesave scheme

Under the Employee Sharesave scheme, the weighted-average exercise prices of options are less than the market prices of the shares on the relevant grant dates.
In response to employee feedback, and in support of the Human Resources strategy, the Group introduced its first Sharesave Scheme under Banco Santander, S.A. ownership. The HM Revenue & Customs approved Sharesave Scheme was launched in September 2008. Employees were given the option of saving between £5 and £250 per month for a three or five year savings period. The option price was set at a 20% discount on the average middle market quotation of Banco Santander, S.A. shares over the first three dealing days of September 2008.

Medium Term Incentive Plan

See Note (xxxiii) for details of conditional share grants awarded to certain Executive Directors, Other Key Management Personnel and other nominated individuals under the Medium Term Incentive Plan.

2008	Number of awards granted 000s
Conditional awards outstanding at the beginning of the year	2,220
Conditional awards granted during the year	-
Conditional awards forfeited during the year	(29)
Conditional awards vested during the year	(2,191)
Conditional awards outstanding at the end of the year	-

Awards with a value of £19m vested during the year.

Long Term Incentive Plan

See Note (xxxiii) for details of conditional share grants awarded to certain Executive Directors, Other Key Management Personnel and other nominated individuals under the Long Term Incentive Plan.

2008	Number of awards granted 000s
Conditional awards outstanding at the beginning of the year	3,092
Conditional awards granted during the year	1,803
Conditional awards forfeited during the year	(215)
Conditional awards outstanding at the end of the year	4,680

The weighted average grant-date fair value of conditional awards granted during the year was £4.24. At 31 December 2008, the weighted average remaining contractual life was two years.

Alliance & Leicester schemes

At 31 December 2008, the Alliance & Leicester group had several share-based payment arrangements, including Share Incentive Plan (SIP) partnership shares. On the acquisition of Alliance & Leicester plc by Banco Santander, S.A., Alliance & Leicester shares held in the SIP were converted to Banco Santander shares on the same three for one basis as all other shareholdings, and will remain in the SIP Trust under the terms of the SIP rules. Options held under the ShareSave Plan, share option plan and senior manager deferred bonus scheme became exercisable on 7 October 2008 and will lapse, if unexercised, on 7 April 2009. Restricted share plan shares vested and were converted to Banco Santander, S.A. shares on acquisition in accordance with the scheme rules. Under the senior manager deferred bonus scheme, new Alliance & Leicester shares will be issued to satisfy deferred bonus scheme options that remain unexercised prior to 7 April 2009, after which all options will lapse.
The following table summarises information about the number of options over Alliance & Leicester shares at 31 December 2008:
	ShareSave No. of shares	Share option plan No. of shares	Senior manager deferred bonus(1) No. of shares
Outstanding at 31 December 2008	564,675	2,232,426	64,726
Exercisable at 31 December 2008	564,675	2,232,426	64,726
Weighted average exercise price in 2008	630.2p	n/a	285.5p
Range of exercise prices for options	632p – 815p	544p – 1,093p	n/a
Weighted average fair value options	n/a	84p	1,553p(2)
1.	The figures in the table relate to the level of bonus deferred, i.e. excluding the matching element.
2.	The option value includes the deferred share and the fair value of the matched element less the cash bonus foregone.

The fair values are calculated using a model that estimates the value of the share price option plus the present value of any deferred dividends. The assumptions used in the model are as follows:

Input	Assumption
Share price	Price at date of grant
Exercise price	Per scheme rules
Expected volatility	Estimated by calculating the annualised, exponential weighted monthly volatility of Alliance & Leicester share price over preceding two years
Option life	Per scheme rules
Risk free rate	Generated from LIBOR swap curve

(xxxii) Directors’ emoluments and interests

Ex gratia pensions paid to former Directors of the Company in 2008, which have been provided for previously, amounted to £22,341. In 1992, the Board decided not to award any new such ex gratia pensions.
There were no loans, quasi loans and credit transactions entered into or agreed by the Company or its subsidiaries with persons who are or were Directors, Other Key Management Personnel and each of their connected persons during the year except as described below:

Other Key Management Personnel* - Loans	Number of persons	Aggregate amount outstanding £000
2008	2	647

* Other Key Management Personnel are defined as the Executive Committee of the Company and the Board and Executive Committee of its parent company, Banco Santander, S.A. who served during the year. The above excludes any overdraft facilities provided to Directors, other Key Management Personnel and their connected persons in the ordinary course of business.

Secured and unsecured loans are made to Directors, Other Key Management Personnel and their connected persons, in the ordinary course of business, with terms prevailing for comparable transactions and on the same terms and conditions as applicable to other employees within the Group. Such loans do not involve more than the normal risk of collectability or present any unfavourable features.

(xxxiii) Related party disclosures

Transactions with Directors, Other Key Management Personnel and each of their connected persons
Directors, Other Key Management Personnel and their connected persons have undertaken the following transactions with the Group in the course of normal banking and life assurance business.

2008	Number of directors and Other Key Management Personnel(1)	Amounts in respect of directors, Other Key Management Personnel(1) and their connected persons £000
Secured loans, unsecured loans and overdrafts
Loans outstanding at 1 January	1	806
Net movements in the year	4	(159)
Loans outstanding at 31 December	5	647
Deposit, bank and instant access accounts and investments
Deposits, bank instant access accounts and investments at 1 January	12	5,565
Net movements in the year	4	(1,102)
Deposit, bank and instant access accounts and investments at 31 December	16	4,463
Life assurance policies
Life assurance policies at 1 January	2	1,600
Net movements in the year	(1)	(574)
Life assurance policies at 31 December	1	1,026
(1)	Other Key Management Personnel are defined as the Executive Committee of the Company and the Board and Executive Committee of its parent company, Banco Santander, S.A., who served during the year.

In 2008, two Directors undertook sharedealing transactions through the Group’s execution only stockbroker subsidiary with an aggregate net value of £680,096. Any transactions were on normal business terms and standard commission rates were payable.
Secured and unsecured loans are made to Directors, Other Key Management Personnel and their connected persons, in the ordinary course of business, with terms prevailing for comparable transactions and on the same terms and conditions as applicable to other employees within the Group. Such loans do not involve more than the normal risk of collectability or present any unfavourable features.  Amounts deposited by Directors, Other Key Management Personnel and their connected persons earn interest at the same rates as those offered to the market or on the same terms and conditions applicable to other employees within the Group.
Life assurance policies and investments are entered into by Directors, Other Key Management Personnel and their connected persons on normal market terms and conditions, or on the same terms and conditions as applicable to other employees within the Group.

Long Term Incentive Plan
In 2008, two Executive Directors and six other Key Management Personnel were granted conditional awards of shares in Banco Santander, S.A. under the Santander Long Term Incentive Plan for a total fair value of £1,325,592 based on the closing share price on 20 June 2008 of Euro 11.96.  The value attributable to the current year of these conditional awards is included in share based payments above.  Under the Santander Long Term Incentive Plans granted on 21 June 2008 and 31 December 2007, certain Executive Directors, Key Management Personnel (as defined above) and other nominated individuals were granted conditional awards of shares in Banco Santander, S.A. The amount of shares participants will receive throughout a three year period depends on performance of Banco Santander, S.A. during this period.  All awards under the Santander Long Term Incentive Plan will depend on Santander's Total Shareholder Return and Earnings Per Share performance against a competitor benchmark group. Provided the performance conditions are met, 100% of the 2008 conditional award of shares will vest in 2011. 40% of the 2007 conditional award of shares will vest in July 2009 with the remaining 60% vesting in July 2010.

Parent undertaking and controlling party
The Company’s immediate and ultimate parent and controlling party is Banco Santander, S.A.. The smallest and largest group into which the Group’s results are included is the group accounts of Banco Santander, S.A. copies of which may be obtained from Santander Shareholder Department, Abbey National House, 2 Triton Square, Regent’s Place, London, NW1 3AN.

Transactions with related parties
During the year, the Group entered into the following transactions with related parties:

	Amounts owed by related parties	Amounts owed to related parties
	2008 £m	2008 £m
Parent company	11,021	(2,337)
Fellow subsidiaries	6,214	(1,767)
Associates	632	(150)
	17,867	(4,254)

In addition, transactions with pension schemes operated by the Group are described in Note (xxv).

(xxxiv) Financial instruments

Financial assets and financial liabilities are measured on an ongoing basis either at fair value or at amortised cost. The Accounting Policies Note describes how the classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised.  Each class of financial asset and liability on the balance sheet has a single measurement basis, which is described in the Accounting Policies in the 2008 Annual Report and Accounts.  The following tables analyse the fair value of financial instruments not measured at fair value in the balance sheet:

2008	Carrying value £m	Fair value £m	Surplus/(deficit) £m
Assets
Cash and balances at central banks	4,107	4,107	-
Loans and advances to banks	16,076	16,202	126
Loans and advances to customers	180,425	186,233	5,808
Loans and receivables securities	14,107	13,010	(1,097)
Liabilities
Deposits by banks	14,488	14,473	15
Deposits by customers	130,245	130,818	(573)
Debt securities in issue	58,511	57,530	981
Other borrowed funds	2,076	926	1,150
Subordinated liabilities	6,787	5,137	1,650

The surplus/(deficit) in the table above represents the surplus/(deficit) of fair value compared to the carrying amount of those financial instruments for which fair values have been estimated.

Fair value measurement
The fair value of financial instruments is the estimated amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. If a quoted market price is available for an instrument, the fair value is calculated based on the market price. Where quoted market prices are not available, fair value is determined using pricing models which use a mathematical methodology based on accepted financial theories, depending on the product type and its components. Pricing models take into account the contract terms of the securities as well as market-based valuation parameters, such as interest rates, volatility, exchange rates and the credit rating of the counterparty. Valuation adjustments are an integral component of the fair value estimation process and are taken on individual positions where either the absolute size of the trade or other specific features of the trade or the particular market (such as counterparty credit risk, concentration or market liquidity) require more than the simple application of pricing models.  Further information on fair value measurement can be found in ‘Critical Accounting Policies’ within the Accounting Policies in the 2008 Annual Report and Accounts.

Fair value management
The fair value exposures, as tabled above, are managed by using a combination of hedging derivatives and offsetting on balance sheet positions.  The approach to specific categories of financial instruments is described below.

Assets:
Cash and balances at central banks/Loans and advances to banks
The carrying amount of cash and balances at central banks is deemed a reasonable approximation of the fair value. The fair value of loans and advances to banks has been estimated using in-house pricing models.

Loans and advances to customers
Loans and advances to personal customers are made both at variable and at fixed rates. As there is no active secondary market in the UK for such loans and advances, there is no reliable market value available for such a significant portfolio.
a) Variable rate
The Directors believe that the carrying value of the variable rate loans may be assumed to be their fair value.

b) Fixed rate
Certain of the loans secured on residential properties are at a fixed rate for a limited period, typically two to five years from their commencement. At the end of this period these loans revert to the relevant variable rate. The excess of fair value over carrying value of each of these loans has been estimated by reference to the market rates available at the balance sheet date for similar loans of maturity equal to the remaining fixed period.

Loan and receivable securities
Where reliable prices are available, the fair value of investment securities has been calculated using indicative market prices. Other market values have been determined using in-house pricing models.

Liabilities:
Deposits by banks
The carrying amount is deemed a reasonable approximation of the fair value, because they are short term in nature.

Deposits by customers
The majority of deposit liabilities are payable on demand and therefore can be deemed short term in nature with the fair value equal to the carrying value. However, given the long-term and continuing nature of the relationships with the Group’s customers, the Directors believe there is significant value to the Group in this source of funds. Certain of the deposit liabilities are at a fixed rate until maturity. The deficit of fair value over carrying value of these liabilities has been estimated by reference to the market rates available at the balance sheet date for similar deposit liabilities of similar maturities.

Debt securities in issue and subordinated liabilities
Where reliable prices are available, the fair value of debt securities in issue and subordinated liabilities has been calculated using quoted market prices. Other market values have been determined using in-house pricing models.

(xxxv) Capital management and resources

This note reflects the transactions and amounts reported in the Group’s regulatory filings, and therefore has not been amended to reflect the application of group reconstruction relief to account for the transfer of Alliance & Leicester plc to Abbey National plc as reflected elsewhere in the financial statements.

Capital management and capital allocation
The Board is responsible for capital management strategy and policy and ensuring that capital resources are appropriately monitored and controlled within regulatory and internal limits. Authority for capital management flows to the Chief Executive and from him to specific individuals who are members of the Group’s Asset and Liability Management Committee (‘ALCO’).
ALCO adopts a centralised capital management approach that is driven by the Group’s corporate purpose and strategy. This approach takes into account the regulatory and commercial environment in which the Group operates, the Group’s risk appetite, the management strategy for each of the Group’s material risks (including whether or not capital provides an appropriate risk mitigant) and the impact of appropriate adverse scenarios and stresses on the Group’s capital requirements.  This approach is reviewed annually as part of the Group’s Internal Capital Adequacy Assessment Process (‘ICAAP’).
The Group manages its capital requirements, debt funding and liquidity on the basis of policies and plans reviewed regularly at ALCO and as part of the ICAAP process. To support its capital and senior debt issuance programs, the Group is rated on a standalone basis.
On an ongoing basis, and in accordance with the latest ICAAP review, the Group forecasts its regulatory and internal capital requirements based on the approved capital volumes allocated to business units as part of the corporate planning process and the need to have access to a capital buffer. Capital allocation decisions are made as part of planning based on the relative returns on capital using both economic and regulatory capital measures. Capital allocations are reviewed in response to changes in risk appetite and risk management strategy, changes to the commercial environment, changes in key economic indicators or when additional capital requests are received.
This combination of regulatory and economic capital ratios and limits, internal buffers and restrictions, together with the relevant costs of differing capital instruments and a consideration of the various other capital management techniques are used to shape the most cost-effective structure to fulfil the Group’s capital needs.

Capital adequacy
From 1 January 2008, the Group has managed its capital on a Basel II basis.  Throughout 2008, the Group held capital over and above its regulatory requirements, and managed internal capital allocations and targets in accordance with its capital and risk management policies.

Group Capital
The calculations of Group capital reflect the amounts reported in the Group’s regulatory filings, and therefore have not been amended to reflect application of group reconstruction relief to account for the transfer of Alliance & Leicester plc to Abbey National plc.
Basel II 31 December 2008 £m
Core Tier 1 capital	4,694
Deductions from Core Tier 1 capital	(792)
Total Core Tier 1 capital after deductions	3,902
Other Tier 1 capital	1,485
Total Tier 1 capital after deductions	5,387
Tier 2 capital	4,766
Deductions from tier 2 capital	(284)
Total Tier 2 capital after deductions	4,482
Deductions from Tier 1 and Tier 2	(988)
Total Capital Resources	8,881

Tier 1 includes audited profits for the years ended 31 December 2008 after adjustment to comply with FSA rules.  The change to Basel II reduced the capital resources by £0.5bn.  This is attributed to the introduction of expected losses into the capital resources calculation. This reduction is partly offset by a change in the treatment of securitised residential mortgages under Basel II.
The expected losses deduction represents the difference between expected loss calculated in accordance with the Group’s Retail IRB and AIRB models, and the impairment provisions calculated in accordance with IFRS. Details of the Group’s accounting policy for credit provisions are set out in the Accounting Policies in the 2008 Annual Report and Accounts. Expected losses are higher than the impairment provision as the expected loss amount includes all losses that are anticipated to arise over the twelve months following the balance sheet date, not just those incurred at the balance sheet date.
At 31 December 2007, in accordance with Basel 1, the Group deducted the capital requirement on securitised residential mortgages from capital resources. From 1 January 2008, in accordance with Basel II, there is no equivalent deduction from capital resources as residential lending risk weighted assets includes securitised mortgage assets.
The Group and Banco Santander, S.A. recognise the additional security inherent in Tier 1 capital in the current commercial and regulatory environment.  As a result, on 12 October 2008, Banco Santander, S.A. agreed to inject capital of £1bn into Abbey National plc and Alliance & Leicester plc fulfilling its agreed commitment to the UK Government’s banking support scheme announced on 8 October 2008.  Consequently, on 12 October 2008, Abbey National plc issued ten billion ordinary shares of 10 pence each and these shares were issued at par to Banco Santander, S.A. on the same date.  These ordinary shares qualified as Tier 1 capital for the Group.  This capital was, in turn, transferred to Alliance & Leicester plc in late December 2008 as planned. This increase was partly offset by an increase in the pension contributions due to be paid in the next five years and dividends paid. At 31 December 2008 Tier 1 includes the Tier 1 capital of Alliance & Leicester plc on a proportional consolidation basis at that date.
 Tier 1 deductions for goodwill have increased following the purchase of Bradford and Bingley plc’s savings business and branch network, and software capitalised during the year. Other Tier 1 deductions relate to expected losses described above.
Increases in Tier 2 relate to exchange rate fluctuations and the inclusion of the Tier 2 capital of Alliance & Leicester plc on a proportional consolidation basis.  Deductions from Tier 2 represent expected losses described above.
At 31 December 2008, deductions from Tier 1 and Tier 2 represent lending which is capital in nature.  The decrease during the year primarily relates to the securitised residential mortgages which, as described above, are no longer deductions from capital resources under Basel II.
The overall changes in the fair value of assets and liabilities during 2008 did not have a significant impact on the capital position reported by the Group.

(xxxvi) Impact of the Current Credit Environment

The Group aims to actively manage its exposure to financial institutions and non-bank financial institutions such as pension and investment funds, monoline insurers and general insurers. This exposure arises from investment in floating rate notes, short term money market placements, derivative transactions and margin posting on securities borrowing transactions.
The Group had limited exposure to Lehman Brothers Group arising from derivative contracts and cash collateral accounts. The total claim lodged with the Administrators was £9m and is fully provided for. The Group had no exposure to Washington Mutual and only a £77m exposure to Iceland which is partially covered by credit default swap protection. The remaining exposure is fully provided for.  At 31 December 2008, the Group also had indirect exposure of euro 3m to Madoff funds through a structured note. This note was closed out with no loss in February 2009.
Details of the Group’s investing and lending arrangements with respect to floating rate notes (‘FRNs’), asset-backed securities (‘ABS’), Collateralised Debt Obligations (‘CDOs’), Collateralised Loan Obligations (‘CLOs’), Structured Investment Vehicles (‘SIVs’), monoline Insurers, off-balance sheet entities, other holdings for liquidity purposes, and lending activities are set out below.

	Nominal	2008 Fair value movement		Provisions(1)	Fair value
		Income statement	Reserves
	£m	£m	£m	£m	£m
Floating rate notes (FRN)	15,234	(25)	-	-	14,555
Asset backed securities (ABS)	8,373	(328)	-	-	7,167
Collateralised debt obligations (CDO)	366	-	-	-	130
Collateralised loan obligations (CLO)	352	-	-	-	247
Principal protected notes (PPN)	42	-	-	-	31
Other investments(2)	155	(2)	-	-	156
Total	24,522	(355)	-	-	22,286
(1) Amounts in respect of assets held at the balance sheet date i.e. not including amounts relating to assets sold during the period.
(2) Other includes discounts, premiums, and accrued interest.

Investment securities by credit rating of the issuer or counterparty(1)
	FRNs £m	Other £m	Total £m
AA and above	6,299	7,548	13,847
A	7,307	94	7,401
BBB	661	30	691
Below BBB	288	59	347
Total	14,555	7,731	22,286
(1)	Internal ratings are applied to all exposures.

Floating Rate Notes
	Nominal value		2008 Fair value movement		Provisions	Fair value	Value as % of nominal
			Income statement	Reserves
Country	£m	%	£m	£m	£m	£m	%
UK	3,093	20	(4)	-	-	3,069	99
Italy	1,316	9	(1)	-	-	1,288	98
Spain	2,860	19	(2)	-	-	2,744	96
Rest of Europe	5,115	34	(15)	-	-	4,840	95
US	1,102	7	-	-	-	934	85
Rest of World	1,748	11	(3)	-	-	1,680	96
	15,234	100	(25)	-	-	14,555	96

	Nominal value		2008 Fair value movement		Provisions	Fair value	Value as % of nominal
			Income statement	Reserves
Credit rating	£m	%	£m	£m	£m	£m	%
AA and above	6,433	42	(17)	-	-	6,299	98
A	7,722	51	(8)	-	-	7,307	95
BBB	735	5	-	-	-	661	90
Below BBB	344	2	-	-	-	288	84
	15,234	100	(25)	-	-	14,555	96

The FRNs held are principally issued by banks and other financial institutions.  On average, the FRNs have 20 months to maturity.

Asset-Backed Securities
The Group has a portfolio of structured assets, which is diversified by issuer, underlying asset type and geography. Further details on structured asset exposures are set out in the tables below.

	Nominal value		2008 Fair value movement		Provisions	Fair value	Value as % of nominal
			Income statement	Reserves
Country	£m	%	£m	£m	£m	£m	%
UK
ABS	31	-	-	-	-	28	90
MBS	1,156	14	-	-	-	950	82
	1,187	14	-	-	-	978

Rest of Europe
ABS	962	11	-	-	-	732	76
MBS	393	5	-	-	-	191	49
	1,355	16	-	-	-	923

US
ABS	461	6	(23)	-	-	426	92
MBS	5,084	61	(305)	-	-	4,568	90
	5,545	67	(328)	-	-	4,994

Rest of World
ABS	36	-	-	-	-	34	94
MBS	250	3	-	-	-	238	95
	286	3	-	-	-	272
Total	8,373	100	(328)	-	-	7,167	86

	Nominal value		2008 Fair value movement		Provisions	Fair value	Value as % of nominal
			Income statement	Reserves
Credit rating	£m	%	£m	£m	£m	£m	%
AAA
ABS	1,404	17	(23)	-	-	1,163	83
MBS	6,336	75	(266)	-	-	5,544	88
	7,740	92	(289)	-	-	6,707

AA+	11	-	(1)	-	-	10	91
ABS	300	4	(38)	-	-	256	85
MBS	-	-	-	-	-	-	-
	311	4	(39)	-	-	266

AA
ABS	18	-	-	-	-	12	67
MBS	91	1	-	-	-	50	55
	109	1	-	-	-	62

A
ABS	83	1	-	-	-	59	71
MBS	38	-	-	-	-	18	47
	121	1	-	-	-	77

BBB
ABS	17	-	-	-	-	12	71
MBS	33	1	-	-	-	12	36
	50	1	-	-	-	24

Below BBB
MBS	42	1	-	-	-	31	74
	42	1	-	-	-	31
Total	8,373	100	(328)	-	-	7,167	86

The fair value movements above exclude the effects of changes in foreign exchange rates.

Collateralised Debt Obligations
	Nominal value		2008 Fair value movement		Provisions	Fair value	Original exposure to sub-prime	Original credit enhancement	Fair value as % of nominal
			Income statement	Reserves
Country	£m	%	£m	£m	£m	£m	%	%	%
UK	24	7	-	-	-	13	-	27	54
Rest of Europe	3	1	-	-	-	4	-	-	133
US	339	92	-	-	-	113	21	28	33
Rest of world	-	-	-	-	-	-	-	-	-
Total	366	100	-	-	-	130	19	27	36

	Nominal value		2008 Fair value movement		Provisions	Fair value	Original exposure to sub-prime	Original credit enhancement	Fair value as % of nominal
			Income statement	Reserves
Credit rating	£m	%	£m	£m	£m	£m	%	%	%
AAA	147	40	-	-	-	75	1	34	51
AA	38	10	-	-	-	17	10	35	45
A	11	3	-	-	-	4	13	23	36
BBB	18	5	-	-	-	6	14	8	33
Below BBB	152	42	-	-	-	28	41	21	18
Total	366	100	-	-	-	130	19	27	36

In addition, in the ordinary course of business, the Group entered into long-term interest rate hedging contracts with five investment vehicles whose underlying assets comprise debt securities, bank loans and energy and infrastructure financings. Although the vehicles themselves are not externally rated, the counterparty exposure ranks super-senior to the most senior notes issued by the vehicles and these notes are rated AAA or AA.  The total mark-to-market exposure at 31 December 2008 was £186m.

Collateralised Loan Obligations
	Nominal		2008 Fair value movement		Provisions	Fair value	Fair value as % of nominal
			Income statement	Reserves
Country	£m	%	£m	£m	£m	£m	%
UK	115	33	-	-	-	94	82
Rest of Europe	47	13	-	-	-	30	64
US	190	54	-	-	-	123	65
Total	352	100	-	-	-	247	70

	Nominal		2008 Fair value movement		Provisions	Fair value	Fair value as % of nominal
			Income statement	Reserves
Credit rating	£m	%	£m	£m	£m	£m	%
AAA	276	78	-	-	-	211	76
AA	42	12	-	-	-	23	55
A	30	9	-	-	-	13	43
BBB	4	1	-	-	-	-	-
Below BBB	-	-	-	-	-	-	-
Total	352	100	-	-	-	247	70

Other investments
Other investments total £156m. The majority of these are corporate lending transactions completed by the Corporate Bank.

Structured Investment Vehicles
The Group has insignificant holdings in SIVs, with a nominal value of £17m against which provisions of £12m are held, giving a book value of £5m.

Monoline Insurers
The Group has a £41m exposure to a corporate bond which is wrapped by a monoline insurer. In this instance, principal risk exposure is recorded against the corporate bond, with the monoline wrap being viewed as contingent exposure.

Exposure to Off-Balance Sheet Entities sponsored by the Group

Secured Loan to Conduit
The Group’s Conduit facility is currently funded by the Group via secured loans. The Group assesses impairment based on the performance of the underlying assets within the Conduit. The Conduit is not consolidated into the Group accounts on the basis that the Special Purpose Vehicles (SPVs) within the Conduit are not controlled by the Group.

Asset Type	Credit rating	Nominal	Cumulative impairment	Original credit enhancement	Original sub-prime exposure	Original vintage
						Pre-2005	2005	2006	2007
		£m	£m	%	%	%	%	%	%
ABS
US RMBS (ALT-A)	AAA AA	46 5	- -	32 18	- -	39 -	61 -	- -	- -
Total ABS		51	-	30	-	35	55	-	-

CLO
	AAA	442	-	24	-	99	-	-	1
	AA	33	-	29	-	82	18	-	-
	A	30	-	26	-	100	-	-	-
Total CLO		505	-	24	-	98	1	-	1

CDO
ABS CDO	AAA	19	-	24	36	100	-	-	-
	AA	26	-	28	44	100	-	-	-
	BBB	28	4	26	45	100	-	-	-
	Below BBB	45	17	30	65	100	-	-	-
		118	21	28	51	100	-	-	-
Synthetic CDO
	AAA	27	-	19	-	-	100	-	-
	A	76	6	10	-	32	68	-	-
	BBB	17	14	10	-	-	100	-	-
	Below BBB	34	31	5	-	-	100	-	-
		154	51	10	-	16	84	-	-
Other
	AAA	73	-	45	-	45	-	55	-
	AA	17	-	61	-	-	41	59	-
	A	11	-	49	-	-	100	-	-
		101	-	48	-	32	18	50	-
Total CDO		373	72	26	16	47	40	13	-

Total Conduit assets		929	72			74	19	6	1

The only other Special Purpose Entities ('SPEs') sponsored but not consolidated by the Group are SPEs which issue shares that back retail structured products.  The Group's arrangements with these entities comprise the provision of equity derivatives and a secondary market making service to those retail customers who wish to exit early from these products. The total value of products issued by the SPEs is £3,213m and the total value of repurchases held by the Group is £254m.

Credit Derivatives
Global Banking & Markets previously operated a credit derivatives business.  The business traded in single-name credit derivatives, credit derivative indices and a limited number of portfolio credit derivative transactions. The credit derivatives trading function operated within the same framework as other trading functions. Risk limits were established and monitored.  There is a limited number of remaining credit derivative transactions with a nominal value of £1.1bn where the Group faces external counterparties and the risk has been hedged with Banco Santander, S.A. in Spain.

Lending Activities
The Group is principally a retail prime lender and has no appetite or product offering for any type of sub-prime business. The Group’s credit policy explicitly prohibits such lending and is specifically designed to ensure that any business written is responsible, affordable (both initially and an on-going basis) and of a good credit quality. The Group’s principal lending activities arise in the Retail Banking division. For further information, see ‘Risk Management in Retail Banking and Group Infrastructure’ in the 2008 Risk Management Report not included in these condensed consolidated interim financial statements.

Liquidity
In addition to funding customer loans and advances, the Group also holds available liquid assets, in the form of cash and short term deposits, to manage the day-to-day requirements of the business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Dated: 2 September 2009	By / s / Jessica Petrie (Authorised Signatory)